Filed Pursuant to Rule 424(b)(2)
Registration No. 333-234542

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated February 8, 2021

PROSPECTUS SUPPLEMENT

To prospectus dated November 6, 2019

WYNN RESORTS, LIMITED

5,500,000 Shares of

Common Stock

We are offering 5,500,000 shares of our common stock, par value $0.01 per share (the “Common Stock”).

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “WYNN.” The last reported sale price of our Common Stock on the Nasdaq Global Select Market (“Nasdaq”) on February 5, 2021 was $116.99 per share.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, before expenses, to the Company

Per share	$	$	$
Total	$	$	$

(1)	See “Underwriting—Commissions and Discounts” in this prospectus supplement for additional discussion regarding underwriting discounts and commissions.

The underwriters may also exercise their option to purchase up to 825,000 additional shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page S-21 of this prospectus supplement. You should also consider the risk factors described in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Common Stock to purchasers on or about                    , 2021.

Joint Lead Book-Running Managers

Deutsche Bank Securities	Goldman Sachs & Co. LLC	BofA Securities

The date of this prospectus supplement is                     , 2021.

Prospectus Supplement

Prospectus

Unless the context otherwise requires or unless otherwise specified, all references in this prospectus to “Wynn Resorts,” the “Company,” “we,” “us,” or “our,” or similar terms, refer to Wynn Resorts, Limited, a Nevada corporation, and its consolidated subsidiaries.

We have not authorized anyone to provide any information or make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus that we have authorized for use in connection with this offering. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus is an offer to sell only the Common Stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement, the accompanying prospectus and any free writing prospectus that we have authorized for use in connection with this offering is current only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering when making your investment decision. You should also read and consider the information in the documents we have referred you to in the section of this prospectus supplement entitled “Where You Can Find More Information.”

Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include stabilizing and the purchase of Common Stock to cover short positions. For a description of these activities, see “Underwriting.”

No state gaming commission or any other gaming authority or other regulatory agency (including, without limitation, the Nevada Gaming Commission and the Nevada State Gaming Control Board) has approved or disapproved of the Common Stock or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is unlawful.

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WHERE YOU CAN FIND MORE INFORMATION

Wynn Resorts, Limited (“Wynn Resorts”) files periodic reports and other information with the SEC. The SEC filings of Wynn Resorts are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may find additional information about Wynn Resorts and its subsidiaries on its website at http://www.wynnresorts.com. The information contained on or that can be accessed through the Wynn Resorts website (other than the specified SEC filings incorporated by reference in this prospectus supplement) is not incorporated by reference in this prospectus supplement. You should not consider such information contained on the Wynn Resorts website or that can be accessed through such websites to be part of this prospectus supplement.

ABOUT THIS PROSPECTUS SUPPLEMENT

On November 6, 2019, we filed with the SEC a registration statement on Form S-3 utilizing a shelf registration process relating to the securities described in this prospectus supplement, which became effective upon filing. Under this shelf registration process, we may, from time to time, offer and sell securities in one or more offerings.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of our Common Stock and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. The rules of the SEC allow us to incorporate by reference information into this prospectus supplement. This information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC, to the extent incorporated by reference, will automatically update and supersede this information. See “Incorporation By Reference.” You should read both this prospectus supplement and the accompanying prospectus together with additional information described under the heading “Where You Can Find More Information” before investing in our Common Stock.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. You must not rely upon any information or representation not contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. This prospectus supplement and accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than our Common Stock offered hereby, nor do this prospectus supplement and accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement and accompanying prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement and accompanying prospectus is delivered or securities are sold on a later date.

S-iii

INCORPORATION BY REFERENCE

We are “incorporating by reference” specified documents that we file with the SEC, which means that:

•	incorporated documents are considered part of this prospectus supplement;

•	we are disclosing important information to you by referring you to those documents; and

•

information that we file in the future prior to the closing of this offering with the SEC automatically will update and supersede earlier information contained or incorporated by reference in this prospectus supplement.

We incorporate by reference into this prospectus supplement the documents listed below and any future filings that Wynn Resorts, Limited makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the closing of this offering (other than current reports or the portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K, including the related exhibits under Item 9.01):

•	Annual Report of Wynn Resorts, Limited on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 28, 2020 (the “2019 10-K”);

•	Item 7 of the Annual Report of Wynn Resorts, Limited on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 28, 2019;

•	Quarterly Report of Wynn Resorts, Limited on Form 10-Q for the quarterly period ended March 31, 2020, filed with the SEC on May 8, 2020;

•	Quarterly Report of Wynn Resorts, Limited on Form 10-Q for the quarterly period ended June 30, 2020, filed with the SEC on August 6, 2020;

•	Quarterly Report of Wynn Resorts, Limited on Form 10-Q for the quarterly period ended September 30, 2020, filed with the SEC on November 9, 2020 (the “Q3 2020 10-Q”);

•

Current Reports of Wynn Resorts, Limited on Form 8-K, filed with the SEC on February 6, 2020 (solely relating to Item 8.01), April  7, 2020, April  14, 2020, April  15, 2020, May  6, 2020 (solely relating to Item 8.01), June 19, 2020 (excluding Item 7.01 and the exhibits under Item 9.01), June  30, 2020, August  20, 2020 (solely relating to Item 5.02), August 26, 2020 (excluding Item 7.01 and the exhibits under Item 9.01) October  20, 2020 (as amended on November  6, 2020), November  30, 2020, December  22, 2020 (excluding Item 7.01 and the exhibits under Item 9.01), and January 6, 2021;

•	The portions of our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2020 incorporated by reference in our 2019 10-K; and

•	The description of our common stock included in Exhibit 4.2 to our 2019 10-K.

You should rely only on the information contained or incorporated by reference in this prospectus supplement. We have not authorized anyone to provide you with any additional information. Any statement contained in this prospectus supplement, or a document incorporated or deemed to be incorporated by reference in this prospectus supplement, will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus supplement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

S-iv

The documents incorporated by reference in this prospectus supplement are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus supplement to any person, without charge, upon written or oral request. Exhibits to SEC filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus supplement. Requests for such copies should be directed to the following:

Wynn Resorts, Limited

3131 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702) 770-7555

Attention: Investor Relations

Except as provided above, no other information, including information on or that can be accessed through Wynn Resorts’ website (http://www.wynnresorts.com), is incorporated by reference in this prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, including the documents incorporated by reference herein, contains statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act, including, but not limited to, statements relating to our business strategy and development activities, as well as other capital spending, financing sources, the effects of regulation (including gaming and tax regulations), expectations concerning future operations, profitability and competition.

Any statements contained in this prospectus supplement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, in some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “would,” “could,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “continue” or the negative of these terms or other comparable terminology. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by us. These risks and uncertainties include, but are not limited to, those set forth under “Risk Factors” in this prospectus supplement and the risks incorporated by reference herein, including those in our 2019 10-K and Q3 2020 10-Q.

For a more detailed discussion of these and other risk factors, please read carefully the information under the caption “Risk Factors.” You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us. We undertake no obligation to publicly release any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus supplement.

INDUSTRY DATA

Industry data used throughout this prospectus supplement are based on surveys and studies conducted by third parties and industry and general publications. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

S-v

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

This prospectus supplement includes certain financial information as of and for the three months and year ended December 31, 2020, for which consolidated financial statements are not yet available. Our independent registered public accounting firm, Ernst & Young LLP, has not audited, reviewed or performed any procedures on this financial data, and accordingly, does not express an opinion or other form of assurance with respect to this financial data. Such financial data included in this prospectus supplement has been prepared by, and is the responsibility of, the Company’s management.

NON-GAAP FINANCIAL MEASURES

We have included certain financial measures in this prospectus supplement that have not been prepared in a manner that complies with generally accepted accounting principles in the United States of America (“GAAP”), including, but not limited to, Adjusted Property EBITDA, Adjusted net income (loss) attributable to Wynn Resorts, Limited and Adjusted net income (loss) attributable to Wynn Resorts, Limited per diluted share. We define Adjusted Property EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, pre-opening expenses, property charges and other, management and license fees, corporate expenses and other (including intercompany golf course and water rights leases), stock-based compensation, change in derivatives fair value, loss on extinguishment of debt, and other non-operating income and expenses. We define Adjusted net income (loss) attributable to Wynn Resorts, Limited as net income (loss) attributable to Wynn Resorts, Limited before nonrecurring regulatory expense, litigation settlement net gain, pre-opening expenses, property charges and other, change in derivatives fair value, loss on extinguishment of debt, and foreign currency remeasurement and other, net of noncontrolling interests and income taxes calculated using the specific tax treatment applicable to the adjustments based on their respective jurisdictions.

Adjusted Property EBITDA, Adjusted net income (loss) attributable to Wynn Resorts, Limited and Adjusted net income (loss) attributable to Wynn Resorts, Limited per diluted share are presented exclusively as supplemental disclosures to financial measures in accordance with GAAP because management believes that these non-GAAP financial measures are widely used to measure the performance, and as a principal basis for valuation, of gaming companies. Management uses Adjusted Property EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors, as well as a basis for determining certain incentive compensation. We also present Adjusted Property EBITDA because it is used by some investors to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported EBITDA as a supplement to GAAP. In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including us, have historically excluded from their EBITDA calculations preopening expenses, property charges, corporate expenses and stock-based compensation, that do not relate to the management of specific casino properties. However, Adjusted Property EBITDA should not be considered as an alternative to operating income as an indicator of our performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, Adjusted Property EBITDA does not include depreciation or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, income taxes and other non-recurring charges, which are not reflected in Adjusted Property EBITDA. Adjusted net income (loss) attributable to Wynn Resorts, Limited and Adjusted net

S-vi

income (loss) attributable to Wynn Resorts, Limited per diluted share are used by management and/or evaluated by some investors, in addition to net income (loss) and earnings per share computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted Property EBITDA, Adjusted net income (loss) attributable to Wynn Resorts, Limited and Adjusted net income (loss) attributable to Wynn Resorts, Limited per diluted share may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

S-vii

SUMMARY

The following summary should be read together with the information contained in other parts of this prospectus supplement and the accompanying prospectus or incorporated by reference herein or therein. This summary highlights selected information about the Company, including important information from this prospectus supplement and the accompanying prospectus regarding the offering of the Common Stock. You should read this prospectus supplement and the accompanying prospectus, including the documents we incorporate by reference, carefully to understand fully the terms of the offering as well as other considerations that are important to you in making a decision to invest in the Common Stock. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in the shares is appropriate for you. This prospectus supplement and the accompanying prospectus include and incorporate forward-looking statements that involve risks and uncertainties.

The Common Stock will be issued by Wynn Resorts, Limited, a Nevada Corporation. Wynn Resorts, Limited is hereinafter referred to as the “Issuer.” Unless otherwise indicated or the context otherwise requires, all references in this prospectus supplement to the “Company” refers to Wynn Resorts, Limited and all references to “we,” “us” or “our,” or similar terms, refer to Wynn Resorts, Limited and its consolidated subsidiaries.

Overview

Our Company

We are a preeminent designer, developer, and operator of integrated resorts featuring luxury hotel rooms, high-end retail space, an array of dining and entertainment options, meeting and convention facilities, and gaming, all supported by an unparalleled focus on our guests, our people, and our community. We believe that our extensive design and operational experience across numerous gaming jurisdictions provides us with a distinct advantage over other gaming enterprises.

Through our approximately 72% ownership of Wynn Macau, Limited (“WML”), we operate two integrated resorts in the Macau Special Administrative Region of the People’s Republic of China (“Macau”), Wynn Palace and Wynn Macau (collectively, our “Macau Operations”). In Las Vegas, Nevada, we operate and, with the exception of certain retail space, own 100% of Wynn Las Vegas and Encore at Wynn Las Vegas, which we also refer to as our Las Vegas Operations. Additionally, we are a 50.1% owner and managing member of a joint venture that owns and leases certain retail space at Wynn Las Vegas (the “Retail Joint Venture”). In June 2019, we opened Encore Boston Harbor, an integrated resort in Everett, Massachusetts.

Recent Developments

Consolidated Results for Fourth Quarter and Year End 2020

Operating revenues were $686.0 million for the fourth quarter of 2020, a decrease of 58.5%, or $967.5 million, from $1.65 billion for the fourth quarter of 2019. Operating revenues decreased $368.5 million, $343.5 million, $196.2 million, and $65.4 million at Wynn Palace, Wynn Macau, our Las Vegas Operations, and Encore Boston Harbor, respectively, from the fourth quarter of 2019.

Net loss attributable to Wynn Resorts, Limited was $269.5 million, or $2.53 per diluted share, for the fourth quarter of 2020, compared to net loss attributable to Wynn Resorts, Limited of $72.9 million, or $0.68 per diluted share, in the fourth quarter of 2019. Our fourth quarter 2019 results included a net tax provision of $157.4 million, primarily related to an increase in the valuation allowance on our deferred tax assets. Adjusted net loss attributable to Wynn Resorts, Limited was $262.2 million, or $2.45 per diluted share, for the fourth quarter of 2020, compared to adjusted net loss attributable to Wynn Resorts, Limited of $65.6 million, or $0.62 per diluted share, for the fourth quarter of 2019.

Adjusted Property EBITDA was $69.8 million for the fourth quarter of 2020, compared to $443.1 million for the fourth quarter of 2019. Adjusted Property EBITDA decreased $148.9 million, $159.4 million, and $59.1 million at Wynn Palace, Wynn Macau, and our Las Vegas Operations, respectively, and increased $1.4 million at Encore Boston Harbor.

For the year ended December 31, 2020, operating revenues decreased 68.3%, or $4.52 billion, to $2.10 billion, compared to $6.61 billion in the year ended December 31, 2019. Operating revenues decreased $2.04 billion, $1.60 billion, $885.5 million, and $2.3 million at Wynn Palace, Wynn Macau, our Las Vegas Operations, and Encore Boston Harbor, respectively. Encore Boston Harbor opened on June 23, 2019.

Net loss attributable to Wynn Resorts, Limited was $2.07 billion, or $19.37 per diluted share in 2020, compared to net income attributable to Wynn Resorts, Limited of $123.0 million, or $1.15 per diluted share in the year ended December 31, 2019. Our 2020 results included a net tax provision of $564.7 million, primarily related to an increase in the valuation allowance against deferred tax assets no longer expected to be realized. Our 2019 results included a net tax provision of $176.8 million, primarily related to an increase in the valuation allowance on our deferred tax assets. Adjusted net loss attributable to Wynn Resorts, Limited was $2.05 billion, or $19.18 per diluted share, in 2020, compared to adjusted net income of $279.5 million, or $2.61 per diluted share, in the year ended December 31, 2019.

Full year Adjusted Property EBITDA decreased 117.9%, or $2.14 billion, to $(324.3) million, compared to $1.82 billion in the year ended December 31, 2019. Adjusted Property EBITDA decreased $879.2 million, $736.0 million, $470.2 million, and $46.9 million at Wynn Palace, Wynn Macau, our Las Vegas Operations, and Encore Boston Harbor, respectively.

Property Results for Fourth Quarter and Year End 2020

Macau Operations

Our casino operations at Wynn Palace and Wynn Macau were closed for a 15-day period in February 2020 and resumed operations on a reduced basis on February 20, 2020. Our casinos’ operations have since been fully restored; however, certain COVID-19 specific protective measures, such as limiting the number of seats per table game, increasing the spacing between active slot machines and visitor entry checks and requirements involving temperature checkpoints, mask wearing, health declarations and proof of negative COVID-19 test results remain in effect at the present time. On September 23, 2020, the People’s Republic of China (“PRC”) authorities fully resumed the Individual Visit Scheme exit visa program, subject to certain testing requirements and health declarations. Given the evolving conditions created by and in response to the COVID-19 pandemic, we are currently unable to determine when travel-related restrictions and conditions will be further lifted. Measures that have been lifted or are expected to be lifted may be reintroduced if there are adverse developments in the COVID-19 situation in Macau and other regions with access to Macau.

Wynn Palace

Operating revenues from Wynn Palace were $221.5 million for the fourth quarter of 2020, a 62.5% decrease from $590.0 million for the fourth quarter of 2019. Adjusted Property EBITDA from Wynn Palace was $28.7 million for the fourth quarter of 2020, compared with $177.6 million for the fourth quarter of 2019. VIP table games win as a percentage of turnover was 1.97%, below the property’s expected range of 2.7% to 3.0% and below the 3.07% experienced in the fourth quarter of 2019. Table games win percentage in mass market operations was 21.6%, below the 25.2% experienced in the fourth quarter of 2019.

Wynn Macau

Operating revenues from Wynn Macau were $181.9 million for the fourth quarter of 2020, a 65.4% decrease from $525.4 million for the fourth quarter of 2019. Adjusted Property EBITDA from Wynn Macau was $10.7 million for the fourth quarter of 2020, compared with $170.1 million for the fourth quarter of 2019. VIP Table games win as a percentage of turnover was 3.10%, above the property’s expected range of 2.7% to 3.0% and below the 3.27% experienced in the fourth quarter of 2019. Table games win percentage in mass market operations was 17.9%, below the 20.3% experienced in the fourth quarter of 2019.

Las Vegas Operations

Wynn Las Vegas ceased all operations and closed to the public on March 17, 2020, and reopened on June 4, 2020 with certain COVID-19 specific protective measures in place, such as limiting the number of seats per table game, slot machine spacing, temperature checks, mask protection, and suspension of certain entertainment and nightlife offerings. Beginning October 19, 2020, Encore at Wynn Las Vegas adjusted its operating schedule to five days/four nights each week due to currently reduced customer demand levels. We are currently unable to determine when certain of these measures will be lifted.

Operating revenues from our Las Vegas Operations were $172.5 million for the fourth quarter of 2020, a 53.2% decrease from $368.8 million for the fourth quarter of 2019. Adjusted Property EBITDA from our Las Vegas Operations for the fourth quarter of 2020 was $21.0 million, compared with $80.1 million for the fourth quarter of 2019. Table games win percentage was 24.4%, within the property’s expected range of 22% to 26% and above the 17.4% experienced in the fourth quarter of 2019.

Encore Boston Harbor

Encore Boston Harbor ceased all operations and closed to the public on March 15, 2020, and reopened on July 10, 2020 with certain COVID-19 specific protective measures in place, such as limiting the number of seats per table game, slot machine spacing, temperature checks, capacity restrictions, and mask protection. Subsequent to reopening, certain food and beverage outlets have remained temporarily closed and our hotel operations were limited to Thursday through Sunday. On November 6, 2020, pursuant to a Massachusetts directive implementing an overnight curfew on certain businesses, Encore Boston Harbor limited its daily operating hours and temporarily closed the hotel tower. On January 25, 2021, the limitations on operating hours were lifted, and Encore Boston Harbor restored certain operations and reopened its hotel tower on a Thursday through Sunday weekly schedule. The protective measures, including capacity restrictions, are still in place. We are currently unable to determine when the remaining measures will be lifted.

Operating revenues from Encore Boston Harbor were $103.9 million for the fourth quarter of 2020, a 38.6% decrease from $169.3 million for the fourth quarter of 2019. Adjusted Property EBITDA from Encore Boston Harbor for the fourth quarter of 2020 was $16.7 million, compared with $15.3 million for the fourth quarter of 2019. Table games win percentage was 20.9%, within the property’s expected range of 18% to 22% and above the 19.2% experienced in the fourth quarter of 2019.

Wynn Interactive

In October 2020, Wynn Interactive Ltd. (“Wynn Interactive”) was formed through the merger of our U.S. online sports betting and gaming business, social casino business, and our strategic partner, BetBull Limited (“BetBull”). Following the merger, Wynn Resorts owns approximately 72% of, and consolidates, Wynn Interactive. We believe this transaction positions Wynn Resorts to capitalize on developing opportunities in digital and interactive sports betting and gaming throughout the U.S., by combining Wynn Resorts’ nationally recognized brand with BetBull’s digital sports betting operational capabilities and technology. Our digital and interactive sports betting app, WynnBET, is currently operational in New Jersey, Colorado, and Michigan. In addition, subject to all necessary legislative authorizations and regulatory approvals, we have secured market access and have submitted an application for licensing in Indiana, have secured market access in Iowa and Ohio, have received conditional licensing in Tennessee, and have submitted an application for licensing in Virginia. On February 4, 2021, we secured market access in New York State through a local casino operator, pending legalization of online sports betting or of online casinos in the state and subject to regulatory and licensing approval. The results of Wynn Interactive are presented within Corporate and other.

Balance Sheet as of Year End 2020

Our cash and cash equivalents as of December 31, 2020 totaled $3.48 billion, comprised of approximately $2.43 billion held by WML and subsidiaries, approximately $297.8 million held by Wynn Resorts Finance excluding WML, and approximately $755.2 million at Corporate and other.

As of December 31, 2020, the available borrowing capacity under the Wynn Macau Revolver was $343.5 million, and available borrowing capacity under the Wynn Resorts Finance Revolver was $117.9 million.

Total current and long-term debt outstanding at December 31, 2020 was $13.07 billion, comprised of $6.35 billion of Macau related debt, $3.12 billion of Wynn Las Vegas debt, $2.99 billion of Wynn Resorts Finance debt, and $612.3 million of debt held by the retail joint venture which we consolidate.

On December 22, 2020, WML issued $750.0 million aggregate principal amount of 5.625% Senior Notes due 2028. WML used approximately $412.5 million of net proceeds from the offering to facilitate the prepayment of a portion of the term loan outstanding under the Wynn Macau Credit Facilities in January 2021. In addition, WML used approximately $318.5 million of net proceeds from the offering to facilitate the repayment of revolver borrowings outstanding under the Wynn Macau Credit Facilities in December 2020. Accordingly, as of December 31, 2020, the available borrowing capacity under the Wynn Macau Revolver was $343.5 million.

Consolidated Financial Results for Fourth Quarter and Year End 2020

The following table provides the consolidated statements of operations of Wynn Resorts, Limited and its subsidiaries for the three months and the year ended December 31, 2020 (in thousands, except per share data) (unaudited):

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Operating revenues:
Casino	$455,156	$1,137,956	$1,237,230	$4,573,924
Rooms	76,733	208,209	307,973	804,162
Food and beverage	79,577	199,073	329,584	818,822
Entertainment, retail and other	74,529	108,221	221,074	414,191

Total operating revenues	685,995	1,653,459	2,095,861	6,611,099
Operating expenses:
Casino	330,287	726,504	1,064,976	2,924,254
Rooms	32,436	71,053	172,223	276,095
Food and beverage	84,457	168,996	398,792	696,498
Entertainment, retail and other	31,405	40,570	107,228	170,206
General and administrative	173,544	230,682	720,849	896,670
Provision for credit losses	3,827	8,859	64,375	21,898
Pre-opening	892	2,797	6,506	102,009
Depreciation and amortization	184,004	175,054	725,502	624,878
Property charges and other	23,754	2,366	67,455	20,286

Total operating expenses	864,606	1,426,881	3,327,906	5,732,794

Operating income (loss)	(178,611)	226,578	(1,232,045)	878,305

Other income (expense):
Interest income	1,415	4,470	15,384	24,449
Interest expense, net of amounts capitalized	(149,287)	(113,049)	(556,474)	(414,030)
Change in derivatives fair value	1,219	3,686	(13,060)	(3,228)
Loss on extinguishment of debt	—	(241)	(4,601)	(12,437)
Other	15,541	18,505	28,521	15,159

Other income (expense), net	(131,112)	(86,629)	(530,230)	(390,087)

Income (loss) before income taxes	(309,723)	139,949	(1,762,275)	488,218
Provision for income taxes	(568)	(157,419)	(564,671)	(176,840)

Net income (loss)	(310,291)	(17,470)	(2,326,946)	311,378
Less: net (income) loss attributable to noncontrolling interests	40,789	(55,472)	259,701	(188,393)

Net income (loss) attributable to Wynn Resorts, Limited	$(269,502)	$(72,942)	$(2,067,245)	$122,985

Basic and diluted income (loss) per common share:
Net income (loss) attributable to Wynn Resorts, Limited:
Basic	$(2.53)	$(0.68)	$(19.37)	$1.15
Diluted	$(2.53)	$(0.68)	$(19.37)	$1.15
Weighted average common shares outstanding:
Basic	106,818	106,608	106,745	106,745
Diluted	106,818	106,608	106,745	106,985
Dividends declared per common share:	$—	$1.00	$1.00	$3.75

The following table provides a reconciliation of net income (loss) attributable to Wynn Resorts, Limited to adjusted net income (loss) attributable to Wynn Resorts, Limited for the periods presented (in thousands, except per share data) (unaudited):

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Net income (loss) attributable to Wynn Resorts, Limited	$(269,502)	$(72,942)	$(2,067,245)	$122,985
Nonrecurring regulatory expense	—	—	—	35,000
Litigation settlement net gain	—	—	(30,200)	—
Pre-opening expenses	892	2,797	6,506	102,009
Property charges and other	23,754	2,366	67,455	20,286
Change in derivatives fair value	(1,219)	(3,686)	13,060	3,228
Loss on extinguishment of debt	—	241	4,601	12,437
Foreign currency remeasurement and other	(15,541)	(18,505)	(28,521)	(15,159)
Income tax impact on adjustments	(20)	17,445	—	(1,549)
Noncontrolling interests impact on adjustments	(593)	6,714	(12,908)	226

Adjusted net income (loss) attributable to Wynn Resorts, Limited	$(262,229)	$(65,570)	$(2,047,252)	$279,463

Adjusted net income (loss) attributable to Wynn Resorts, Limited per diluted share	$(2.45)	$(0.62)	$(19.18)	$2.61

Weighted average common shares outstanding—diluted	106,818	106,608	106,745	106,985

The following tables provide a reconciliation of operating income (loss) to Adjusted Property EBITDA for the periods presented (in thousands) (unaudited):

	Three Months Ended December 31, 2020
	Operating income (loss)	Pre-opening expenses	Depreciation and amortization	Property charges and other	Management and license fees	Corporate expenses and other	Stock-based compensation	Adjusted Property EBITDA
Macau Operations:
Wynn Palace	$(50,278)	$439	$67,455	$918	$7,196	$867	$2,135	$28,732
Wynn Macau	(21,315)	—	20,396	740	6,078	942	3,865	10,706
Other Macau	(2,753)	—	1,108	1	—	1,203	441	—

Total Macau Operations	(74,346)	439	88,959	1,659	13,274	3,012	6,441	39,438
Las Vegas Operations	(49,125)	246	49,332	2,828	8,303	5,419	4,024	21,027
Encore Boston Harbor	(34,911)	—	39,373	3,653	5,013	2,262	1,277	16,667
Corporate and other	(20,229)	207	6,340	15,614	(26,590)	7,296	10,011	(7,351)

Total	$(178,611)	$892	$184,004	$23,754	$—	$17,989	$21,753	$69,781

	Three Months Ended December 31, 2019
	Operating income (loss)	Pre-opening expenses	Depreciation and amortization	Property charges and other	Management and license fees	Corporate expenses and other	Stock-based compensation	Adjusted Property EBITDA
Macau Operations:
Wynn Palace	$88,303	$—	$66,337	$(466)	$20,853	$1,392	$1,198	$177,617
Wynn Macau	123,161	1,699	23,601	(234)	18,475	1,536	1,848	170,086
Other Macau	(3,547)	—	1,115	5	—	2,162	265	—

Total Macau Operations	207,917	1,699	91,053	(695)	39,328	5,090	3,311	347,703
Las Vegas Operations	6,596	166	44,471	4,886	17,610	5,087	1,323	80,139
Encore Boston Harbor	(34,146)	—	36,752	—	8,346	2,618	1,690	15,260
Corporate and other	46,211	932	2,778	(1,825)	(65,284)	13,584	3,604	—

Total	$226,578	$2,797	$175,054	$2,366	$—	$26,379	$9,928	$443,102

	Year Ended December 31, 2020
	Operating income (loss)	Pre-opening expenses	Depreciation and amortization	Property charges and other	Management and license fees	Corporate expenses and other(1)	Stock-based compensation	Adjusted Property EBITDA
Macau Operations:
Wynn Palace	$(477,759)	$1,432	$269,110	$24,712	$21,121	$4,056	$7,681	$(149,647)
Wynn Macau	(214,606)	—	89,527	3,612	18,741	4,562	10,975	(87,189)
Other Macau	(11,641)	—	4,443	6	—	5,589	1,603	—

Total Macau Operations	(704,006)	1,432	363,080	28,330	39,862	14,207	20,259	(236,836)
Las Vegas Operations	(326,729)	2,490	196,292	3,792	35,213	23,111	9,475	(56,356)
Encore Boston Harbor	(220,053)	—	150,886	13,872	17,651	11,162	2,720	(23,762)
Corporate and other	18,743	2,584	15,244	21,461	(92,726)	(2,457)	29,800	(7,351)

Total	$(1,232,045)	$6,506	$725,502	$67,455	$—	$46,023	$62,254	$(324,305)

(1)	Corporate and other includes a $30.2 million net gain recorded in relation to a derivative litigation settlement.

	Year Ended December 31, 2019
	Operating income (loss)	Pre-opening expenses	Depreciation and amortization	Property charges and other	Management and license fees	Corporate expenses and other	Stock-based compensation	Adjusted Property EBITDA
Macau Operations:
Wynn Palace	$359,286	$—	$264,758	$1,000	$94,111	$5,583	$4,797	$729,535
Wynn Macau	461,821	2,224	90,448	4,860	74,076	6,515	8,893	648,837
Other Macau	(15,586)	—	4,465	23	—	10,023	1,075	—

Total Macau Operations	805,521	2,224	359,671	5,883	168,187	22,121	14,765	1,378,372
Las Vegas Operations	123,306	249	177,509	14,241	76,520	16,215	5,846	413,886
Encore Boston Harbor	(195,589)	96,649	78,378	25	26,731	14,524	2,432	23,150
Corporate and other	145,067	2,887	9,320	137	(271,438)	97,368	16,659	—

Total	$878,305	$102,009	$624,878	$20,286	$—	$150,228	$39,702	$1,815,408

The following table provides a reconciliation of net income (loss) attributable to Wynn Resorts, Limited to Adjusted Property EBITDA for the periods presented (in thousands) (unaudited):

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Net income (loss) attributable to Wynn Resorts, Limited	$(269,502)	$(72,942)	$(2,067,245)	$122,985
Net income (loss) attributable to noncontrolling interests	(40,789)	55,472	(259,701)	188,393
Pre-opening expenses	892	2,797	6,506	102,009
Depreciation and amortization	184,004	175,054	725,502	624,878
Property charges and other	23,754	2,366	67,455	20,286
Corporate expenses and other	17,989	26,379	46,023	150,228
Stock-based compensation	21,753	9,928	62,254	39,702
Interest income	(1,415)	(4,470)	(15,384)	(24,449)
Interest expense, net of amounts capitalized	149,287	113,049	556,474	414,030
Change in derivatives fair value	(1,219)	(3,686)	13,060	3,228
Loss on extinguishment of debt	—	241	4,601	12,437
Other	(15,541)	(18,505)	(28,521)	(15,159)
Provision for income taxes	568	157,419	564,671	176,840

Adjusted Property EBITDA	$69,781	$443,102	$(324,305)	$1,815,408

The following tables provide supplemental data for Wynn Resorts, Limited and its subsidiaries (dollars in thousands, except for win per unit per day, ADR and REVPAR) (unaudited):

	Three Months Ended December 31,		Percent Change	Year Ended December 31,		Percent Change
	2020	2019		2020	2019
Wynn Palace Supplemental Information
Operating revenues
Casino	$159,835	$490,379	(67.4)	$368,284	$2,139,756	(82.8)
Rooms	19,463	43,194	(54.9)	46,110	174,576	(73.6)
Food and beverage	18,813	29,685	(36.6)	43,198	117,376	(63.2)
Entertainment, retail and other(7)	23,377	26,727	(12.5)	47,828	111,986	(57.3)

Total	$221,488	$589,985	(62.5)	$505,420	$2,543,694	(80.1)
Adjusted Property EBITDA(6)	$28,732	$177,617	(83.8)	$(149,647)	$729,535	(120.5)
Casino Statistics:
VIP:
Average number of table games	102	104	(1.9)	99	109	(9.2)
VIP turnover	$2,807,063	$9,314,053	(69.9)	$9,631,018	$45,847,647	(79.0)
VIP table games win(1)	$55,428	$286,355	(80.6)	$168,435	$1,519,225	(88.9)
VIP table games win as a % of turnover	1.97%	3.07%		1.75%	3.31%
Table games win per unit per day	$5,908	$29,897	(80.2)	$4,850	$38,224	(87.3)
Mass market:
Average number of table games	221	222	(0.5)	212	216	(1.9)
Table drop(2)	$658,501	$1,252,993	(47.4)	$1,242,100	$5,122,897	(75.8)
Table games win(1)	$142,284	$315,423	(54.9)	$299,181	$1,251,920	(76.1)
Table games win %	21.6%	25.2%		24.1%	24.4%
Table games win per unit per day	$7,006	$15,421	(54.6)	$4,009	$15,902	(74.8)
Average number of slot machines	603	940	(35.9)	591	1,054	(43.9)
Slot machine handle	$457,234	$1,031,988	(55.7)	$999,942	$3,918,554	(74.5)
Slot machine win(3)	$14,379	$53,110	(72.9)	$39,175	$195,367	(79.9)
Slot machine win per unit per day	$259	$614	(57.8)	$188	$508	(63.0)
Room statistics:
Occupancy	59.5%	96.9%		29.8%	97.2%
ADR(4)	$192	$268	(28.4)	$235	$269	(12.6)
REVPAR(5)	$115	$260	(55.8)	$70	$262	(73.3)

Note: Our casino operations in Macau were closed for a 15-day period in February 2020 and resumed operations on a reduced basis on February 20, 2020. Our casinos’ operations have since been fully restored; however, certain COVID-19 specific protective measures, such as limiting the number of seats per table game, increasing the spacing between active slot machines and visitor entry checks and requirements involving temperature checkpoints, mask wearing, health declarations and proof of negative COVID-19 test results remain in effect at the present time. We are currently unable to determine when these measures will be lifted.

	Three Months Ended December 31,		Percent Change	Year Ended December 31,		Percent Change
	2020	2019		2020	2019
Wynn Macau Supplemental Information
Operating revenues
Casino	$130,837	$455,943	(71.3)	$344,595	$1,796,209	(80.8)
Rooms	15,631	28,316	(44.8)	39,111	110,387	(64.6)
Food and beverage	14,273	20,888	(31.7)	33,094	81,576	(59.4)
Entertainment, retail and other(7)	21,171	20,236	4.6	57,857	81,857	(29.3)

Total	$181,912	$525,383	(65.4)	$474,657	$2,070,029	(77.1)
Adjusted Property EBITDA(6)	$10,706	$170,086	(93.7)	$(87,189)	$648,837	(113.4)
Casino Statistics:
VIP:
Average number of table games	91	99	(8.1)	89	106	(16.0)
VIP turnover	$1,771,818	$7,931,833	(77.7)	$5,841,627	$35,426,483	(83.5)
VIP table games win(1)	$54,916	$259,729	(78.9)	$185,059	$1,081,934	(82.9)
VIP table games win as a % of turnover	3.10%	3.27%		3.17%	3.05%
Table games win per unit per day	$6,559	$28,617	(77.1)	$5,925	$27,864	(78.7)
Mass market:
Average number of table games	240	213	12.7	225	207	8.7
Table drop(2)	$632,479	$1,391,906	(54.6)	$1,384,537	$5,410,439	(74.4)
Table games win(1)	$113,130	$283,172	(60.0)	$259,361	$1,099,353	(76.4)
Table games win %	17.9%	20.3%		18.7%	20.3%
Table games win per unit per day	$5,124	$14,425	(64.5)	$3,279	$14,519	(77.4)
Average number of slot machines	488	790	(38.2)	504	807	(37.5)
Slot machine handle	$314,248	$825,763	(61.9)	$830,785	$3,545,899	(76.6)
Slot machine win(3)	$12,160	$42,669	(71.5)	$31,153	$170,358	(81.7)
Slot machine win per unit per day	$271	$587	(53.8)	$176	$578	(69.6)
Poker rake	$—	$5,705	(100.0)	$2,083	$20,835	(90.0)
Room statistics:
Occupancy	65.5%	99.3%		34.8%	99.2%
ADR(4)	$233	$291	(19.9)	$276	$286	(3.5)
REVPAR(5)	$153	$289	(47.1)	$96	$284	(66.2)

Note: Our casino operations in Macau were closed for a 15-day period in February 2020 and resumed operations on a reduced basis on February 20, 2020. Our casinos’ operations have since been fully restored; however, certain COVID-19 specific protective measures, such as limiting the number of seats per table game, increasing the spacing between active slot machines and visitor entry checks and requirements involving temperature checkpoints, mask wearing, health declarations and proof of negative COVID-19 test results remain in effect at the present time. We are currently unable to determine when these measures will be lifted.

	Three Months Ended December 31,		Percent Change	Year Ended December 31,		Percent Change
	2020	2019		2020	2019
Las Vegas Operations Supplemental Information
Operating revenues
Casino	$75,472	$75,665	(0.3)	$236,826	$394,104	(39.9)
Rooms	38,654	120,340	(67.9)	202,073	483,055	(58.2)
Food and beverage	39,312	120,257	(67.3)	216,426	558,782	(61.3)
Entertainment, retail and other	19,102	52,514	(63.6)	92,622	197,516	(53.1)

Total	$172,540	$368,776	(53.2)	$747,947	$1,633,457	(54.2)
Adjusted Property EBITDA(6)	$21,027	$80,139	(73.8)	$(56,356)	$413,886	(113.6)
Casino Statistics:
Average number of table games	183	232	(21.1)	214	236	(9.3)
Table drop(2)	$296,565	$414,451	(28.4)	$1,127,309	$1,690,132	(33.3)
Table games win(1)	$72,295	$71,935	0.5	$238,490	$395,439	(39.7)
Table games win %	24.4%	17.4%		21.2%	23.4%
Table games win per unit per day	$4,305	$3,364	28.0	$3,873	$4,581	(15.5)
Average number of slot machines	1,601	1,773	(9.7)	1,703	1,788	(4.8)
Slot machine handle	$802,294	$942,940	(14.9)	$2,452,811	$3,427,820	(28.4)
Slot machine win(3)	$46,923	$63,106	(25.6)	$159,387	$230,954	(31.0)
Slot machine win per unit per day	$319	$387	(17.6)	$325	$354	(8.2)
Poker rake	$1,079	$3,012	(64.2)	$3,264	$12,569	(74.0)
Room statistics:
Occupancy	34.2%	89.4%		49.6%	87.5%
ADR(4)	$305	$322	(5.3)	$319	$325	(1.8)
REVPAR(5)	$105	$288	(63.5)	$158	$284	(44.4)

Note: Wynn Las Vegas ceased all operations and closed to the public on March 17, 2020 and reopened on June 4, 2020 with certain COVID-19 specific protective measures in place, such as limiting the number of seats per table game, slot machine spacing, temperature checks, mask protection, and suspension of certain entertainment and nightlife. We are currently unable to determine when these measures will be lifted.

	Three Months Ended December 31,		Percent Change	Year Ended December 31,		Percent Change
	2020	2019		2020	2019
Encore Boston Harbor Supplemental Information(8)
Operating revenues
Casino	$89,012	$115,969	(23.2)	$287,525	$243,855	17.9
Rooms	2,985	16,359	(81.8)	20,679	36,144	(42.8)
Food and beverage	7,179	28,243	(74.6)	36,866	61,088	(39.7)
Entertainment, retail and other	4,708	8,744	(46.2)	16,596	22,832	(27.3)

Total	$103,884	$169,315	(38.6)	$361,666	$363,919	(0.6)
Adjusted Property EBITDA(6)	$16,667	$15,260	9.2	$(23,762)	$23,150	(202.6)
Casino Statistics:
Average number of table games	196	160	22.5	182	152	19.7
Table drop(2)	$204,445	$362,696	(43.6)	$697,873	$778,898	(10.4)
Table games win(1)	$42,697	$69,766	(38.8)	$147,512	$151,247	(2.5)
Table games win %	20.9%	19.2%		21.1%	19.4%
Table games win per unit per day	$2,371	$4,726	(49.8)	$3,256	$5,178	(37.1)
Average number of slot machines	1,869	2,933	(36.3)	2,159	3,023	(28.6)
Slot machine handle	$722,408	$856,446	(15.7)	$2,303,582	$1,847,080	24.7
Slot machine win(3)	$57,301	$67,383	(15.0)	$180,207	$138,264	30.3
Slot machine win per unit per day	$333	$250	33.2	$335	$238	40.8
Poker rake	$—	$5,660	(100.0)	$5,105	$12,324	(58.6)
Room statistics:
Occupancy	73.8%	76.0%		74.5%	72.6%
ADR(4)	$303	$352	(13.9)	$294	$391	(24.8)
REVPAR(5)	$223	$267	(16.5)	$219	$284	(22.9)

Note: Encore Boston Harbor ceased all operations and closed to the public on March 15, 2020, for the remainder of the first and second quarters of 2020. On July 10, 2020, Encore Boston Harbor reopened with certain COVID-19 specific protective measures in place, such as limiting the number of seats per table game, slot machine spacing, temperature checks, and mask protection. We are currently unable to determine when these measures will be lifted. In addition, certain food and beverage outlets remain closed, and hotel reservations were limited to Thursday through Sunday until their temporary closure on November 6, 2020, pursuant to a state directive limiting the operating hours of certain businesses, including restaurants and casinos. Accordingly, Encore Boston Harbor’s room statistics have been computed based on 20 and 141 days of operations for the three months and year ended December 31, 2020, respectively.

(1)

Table games win is presented net of loyalty program accruals but before discounts, commissions and the allocation of casino revenues to rooms, food and beverage and other revenues for services provided to casino customers on a complimentary basis.

(2)

In Macau, table drop is the amount of cash that is deposited in a gaming table’s drop box plus cash chips purchased at the casino cage. In Las Vegas, table drop is the amount of cash and net markers issued that are deposited in a gaming table’s drop box. At Encore Boston Harbor, table drop is the amount of cash and gross markers that are deposited in a gaming table’s drop box.

(3)	Slot machine win is calculated as gross slot machine win minus progressive and loyalty program accruals.
(4)	ADR is average daily rate and is calculated by dividing total room revenues including complimentaries (less service charges, if any) by total rooms occupied.
(5)	REVPAR is revenue per available room and is calculated by dividing total room revenues including complimentaries (less service charges, if any) by total rooms available.
(6)	Refer to accompanying reconciliations of Operating Income (Loss) to Adjusted Property EBITDA and Net Income (Loss) Attributable to Wynn Resorts, Limited to Adjusted Property EBITDA.
(7)	For the year ended December 31, 2020, reflects the impact of rent concessions provided to tenants.
(8)	Encore Boston Harbor opened on June 23, 2019.

Federal Investigation

From time to time, the Company receives regulatory inquiries about compliance with anti-money laundering laws. The Company received requests for information from the U.S. Attorney’s Office for the Southern District of California relating to its anti-money laundering policies and procedures, and in the first half of 2020, received two grand jury subpoenas regarding various transactions at Wynn Las Vegas relating to certain patrons and agents who reside or operate in foreign jurisdictions. The Company continues to cooperate with the U.S. Attorney’s Office in its investigation, which remains ongoing. Because no charges or claims have been brought, the Company is unable to predict the outcome of the investigation, the extent of the materiality of the outcome, or reasonably estimate the possible range of loss, if any, which could be associated with the resolution of any possible charges or claims that may be brought against the Company.

Summary Risk Factors

The following is a summary of the principal risk factors described in the “Risk Factors” section that could adversely affect our business, operations and financial results. For a more complete discussion, please refer to “Risk Factors.”

Risks Related to Our Business

Impact and Duration of the COVID-19 Pandemic.    The outbreak of the novel coronavirus COVID-19 has had and will likely continue to have an adverse effect on our business, operations, financial condition and operating results, and the ability of our subsidiaries to pay dividends and distributions.

Compliance with Laws and Regulations.    We are subject to extensive state and local regulation, and licensing and gaming authorities have significant control over our operations.

Litigation.    Ongoing investigations, litigation and other disputes could distract management and result in negative publicity and additional scrutiny from regulators.

Human Capital Management.    We depend on the continued services of key managers and employees. Labor actions and other labor problems could also negatively impact our operations.

Changes in Macro Economic, Political and Societal Conditions.    Our business is particularly sensitive to reductions in discretionary consumer spending, including as a result of economic downturns, increasing geopolitical tensions, visa and travel restrictions or difficulties, severe disruptions in air and other travel, anti-corruption campaigns, restrictions on international money transfers, acts or the threat of acts of terrorism, outbreaks of infectious diseases and other events that may otherwise negatively impact tourists’ willingness to visit our resorts.

Competition.    Our casino, hotel, convention and other facilities face intense competition, which may increase in the future.

Reliance on Certain Subsidiaries and Customers.    We are entirely dependent on a limited number of resorts for all of our cash flow, which subjects us to greater risks than a gaming company with more operating properties. Our business also relies on premium customers to whom we often extend credit, and we may not be able to collect gaming receivables from our credit players or credit play may decrease.

Ability to Execute Our Growth Strategy.    Our new projects may not be successful and we could encounter higher than expected cost increases and construction risks in the development of our projects.

Internal Controls.    Any violation of applicable Anti-Money Laundering laws, regulations or the Foreign Corrupt Practices Act or sanctions could adversely affect our business, performance, prospects, value, financial condition and results of operations.

Marketing and Public Relations.    Our continued success depends on our ability to maintain the reputation of our resorts.

Use of Technologies.    We rely on information technology in our operations and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business.

Intellectual Property.    If a third party successfully challenges our ownership of, or right to use, the Wynn-related trademarks and/or service marks, our business or results of operations could be harmed.

Insurance.    Our insurance coverage may not be adequate to cover all possible losses that we could suffer, including losses resulting from terrorism, and our insurance costs may increase.

Risks Associated with Our Macau Operations

Licensure.    If our Macau Operations fail to comply with the concession agreement, the Macau government can terminate our concession without compensation to us. We are also subject to the risk that revenues from our Macau gaming operations will end if we cannot secure an extension or renewal of our concession, or a new concession, by June 26, 2022, or if the Macau government exercises its redemption right.

Compliance with Laws and Regulations.    Our failure to adhere to the regulatory and gaming requirements in Macau could result in the revocation of our Macau Operations’ concession or otherwise negatively affect its operations in Macau. The smoking control legislation in Macau could also have an adverse effect on our business, financial condition, results of operations and cash flows.

Ability to Execute Our Growth Strategy.    The Macau government has established a maximum number of gaming tables that can be operated in Macau and has limited the number of new gaming tables at new gaming areas in Macau.

Reliance on Gaming Promoters.    We depend upon gaming promoters for a significant portion of our gaming revenue. Such reliance could subject us to risks, including our ability to attract customers and to maintain or grow our gaming revenues.

Potential Conflicts of Interest.    Conflicts of interest may arise because certain of our directors and officers are also directors of Wynn Macau, Limited.

Risk Related to Share Ownership and Stockholder Matters

Controlling Interests.    Our largest stockholders are able to exert significant influence over our operations and future direction.

Volatility of Our Stock Price.    Our stock price may be volatile and may fluctuate in response to a number of events and factors, such as general United States, China and world economic and financial conditions, our own quarterly operating results or changes in recommendations by securities analysts.

Risks Related to Our Indebtedness

Capital Need.    We are highly leveraged and future cash flow may not be sufficient for us to meet our obligations, and we might have difficulty obtaining more financing.

Restrictive Covenants.    The agreements governing our debt facilities contain certain covenants that restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions.

SUMMARY CONSOLIDATED FINANCIAL DATA

The selected data presented below as of and for the years ended December 31, 2019, 2018 and 2017 is derived from our audited consolidated financial statements incorporated by reference herein. The selected data presented below as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019 is derived from our unaudited consolidated financial statements incorporated by reference herein.

This data should be read together with our consolidated financial statements and notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other information incorporated by reference from our 2019 10-K and Q3 2020 10-Q as well as the other information contained in this prospectus supplement.

	Nine Months Ended September 30,		Years Ended December 31,
	2020(1)(2)(5)	2019(1)(2)	2019(1)(2)	2018(2)(3)	2017(2)(4)
	(in thousands)
Consolidated Statements of Income Data:
Operating revenues	$1,409,866	$4,957,640	$6,611,099	$6,717,660	$6,070,160
Pre-opening expenses	5,614	99,212	102,009	53,490	26,692
Operating income (loss)	(1,053,434)	651,727	878,305	735,544	1,055,565
Net income (loss)	(2,016,655)	328,848	311,378	803,084	889,254
Net (income) loss attributable to noncontrolling interest	218,912	(132,921)	(188,393)	(230,654)	(142,073)
Net income (loss) attributable to Wynn Resorts, Limited	(1,797,743)	195,927	122,985	572,430	747,181
Basic income (loss) per share	$(16.85)	$1.83	$1.15	$5.37	$7.32
Diluted income (loss) per share	$(16.85)	$1.83	$1.15	$5.35	$7.28

	As of September 30, 2020	As of December 31,
		2019	2018	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,554,895	$2,351,904	$2,215,001	$2,804,474
Construction in progress	127,140	477,333	1,912,801	1,016,207
Total assets	13,967,116	13,871,281	13,216,269	12,681,739
Total long-term obligations(6)	12,825,047	10,346,925	9,519,417	9,673,099
Stockholder’s equity (deficit)	(546,631)	1,541,472	1,814,789	1,078,350

(1)	Encore Boston Harbor opened on June 23, 2019.
(2)

The results presented reflect the Company’s adoption of ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), effective January 1, 2018. 2017 operating revenues have been adjusted to reflect the full retrospective adoption of ASC 606, with no impact to operating income or net income. See Item 8—“Financial Statements and Supplementary Data,” Note 2, “Basis of Presentation and Significant Accounting Policies” in our 2019 10-K, incorporated by reference herein.

(3)

During the fourth quarter of 2018, we recorded a tax benefit of $390.9 million related to clarified U.S. tax reform guidance issued by the Internal Revenue Service in the fourth quarter of 2018, which was incremental to the provisional tax benefit recorded during the fourth quarter of 2017. See Item 8—“Financial Statements and Supplementary Data,” Note 13, “Income Taxes” in our 2019 10-K, incorporated by reference herein. Additionally, the Company incurred a litigation settlement expense totaling $463.6 million in 2018. See Item 8—“Financial Statements and Supplementary Data,” Note 7, “Long-Term Debt” in our 2019 10-K, incorporated by reference herein.

(4)

During the fourth quarter of 2017, we recorded a provisional income tax benefit of $339.9 million related to the enactment of U.S. tax reform. See Item 8—“Financial Statements and Supplementary Data,” Note 13, “Income Taxes” in our 2019 10-K, incorporated by reference herein.

(5)

Net loss and Net loss attributable to Wynn Resorts for the nine-month period ended September 30, 2020 reflects a provision for income taxes of $564.1 million, primarily related to an increase in the valuation allowances for U.S. foreign tax credits, U.S. loss carryforwards and other U.S. deferred tax assets.

(6)

Includes long-term debt, other long-term liabilities, and deferred income tax liabilities, net. In addition, the September 30, 2020 and December 31, 2019 information includes long-term operating lease liabilities recorded in connection with the adoption of ASC 842 on January 1, 2019 and, as a result, are not comparable to December 31, 2018 and 2017 information.

THE OFFERING

The following summary contains basic information about this offering. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus supplement and the accompanying prospectus. For a more complete description of the shares of Common Stock, see the description of our Common Stock set forth in Exhibit 4.2 to our 2019 10-K, which is incorporated by reference herein.

Issuer	Wynn Resorts, Limited, a Nevada corporation.

Common Stock Offered	5,500,000 shares of Common Stock (or 6,325,000 shares of Common Stock if the underwriters exercise their option to purchase additional shares of Common Stock in full).

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase from us up to an additional 825,000 shares of Common Stock.

Common Stock to be Outstanding Immediately Following this Offering	113,641,357 shares of Common Stock (or 114,466,357 shares of Common Stock if the underwriters exercise their option to purchase additional shares of Common Stock in full) (in each case, based on shares outstanding on February 4, 2021).

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $630.6 million (or $725.2 million if the underwriters exercise their option to purchase additional shares in full), based on an assumed public offering price of $116.99 per share, which is the last reported sale price of our common stock on Nasdaq on February 5, 2021, after deducting underwriting discounts, and excluding estimated offering expenses payable by us. We expect to use the net proceeds from the sale of the shares for general corporate purposes. General corporate purposes may include capital expenditures, additions to working capital, investments in our subsidiaries, and repayment of indebtedness, among other things. Net proceeds may be temporarily invested prior to use. See “Use of Proceeds.”

Trading Symbol for our Common Stock	Our common stock is listed on the Nasdaq Global Select Market under the symbol “WYNN.”

U.S. Federal Income Tax Considerations	For a discussion of material U.S. federal income tax consequences to non-U.S. holders of holding and disposing of shares of our Common Stock, see “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders.”

Risk Factors

You should carefully consider the information set forth in the section of this prospectus supplement entitled “Risk factors” as well as the other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to invest in the shares.

Except as otherwise indicated, all information in this prospectus supplement:

•	excludes 23,700 shares issuable upon the exercise of options outstanding as of February 4, 2021 with a weighted average exercise price of $80.42 per share; and

•	excludes an estimated 3,211,599 shares reserved for issuance pursuant to future grants of awards under our 2014 Omnibus Incentive Plan as of February 4, 2021.

RISK FACTORS

You should carefully consider the risks described below, together with the other information included or incorporated by reference in this prospectus supplement, before making an investment decision. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected. In that case, the value of the Common Stock could decline substantially, and you may lose part or all of your investment.

Risks Related to our Business

The initial outbreak of COVID-19 and subsequent COVID-19 pandemic have had and will likely continue to have an adverse effect on our business, operations, financial condition and operating results, and the ability of our subsidiaries to pay dividends and distributions.

In January 2020, an outbreak of a new strain of coronavirus, COVID-19, was identified and has since then spread around the world. Currently, there are no fully-effective treatments that are broadly approved for COVID-19 and there can be no assurance that a fully-effective treatment will be developed. While vaccines have been developed and approved for use by certain governmental health agencies, there is considerable uncertainty with regard to how quickly such vaccines can be deployed to the general public and how quickly they will stem the spread of COVID-19. The COVID-19 pandemic and the spread, and risk of resurgence, of COVID-19 have and continue to negatively impact many aspects of our business and the ability and desire of people to travel and participate in activities at crowded indoor places, such as those we offer at our properties.

In response to and as part of a continuing effort to reduce the initial spread of COVID-19, each of our properties was closed temporarily pursuant to government directives. Since reopening, we have implemented certain COVID-19 specific protective measures at each location, such as limiting the number of seats per table game, increasing the spacing between slot machines, temperature checks, and mask protection. Health declarations and proof of negative COVID-19 test results are required for entry into gaming areas in Macau. Although all of our properties are currently open, we cannot predict whether future closures, in full or in part, will occur. For example, in response to an increase in COVID-19 cases in Massachusetts, on November 2, 2020, the Governor of Massachusetts issued a directive limiting the operating hours of certain businesses, including restaurants and casinos, effective November 6, 2020. Encore Boston Harbor modified its hours of operation as a result of this directive, which was lifted on January 25, 2021.

Visitation to our properties and gross gaming revenues have significantly decreased since the outbreak of COVID-19, driven by the strong deterrent effect of the COVID-19 pandemic on travel and social activities, broad quarantine measures, travel restrictions and advisories, including recommendations by the U.S. Department of State and the Centers for Disease Control and Prevention, and in Macau, the suspension or reduced availability of the IVS, group tour scheme and other travel visas for visitors. While some of the initial protective measures and restrictions have eased since their initial implementation, certain border control, travel-related restrictions and conditions, including quarantine and medical observation measures, stringent health declarations, COVID-19 testing and other procedures remain in place. Given the evolving conditions created by and in response to the COVID-19 pandemic, we are currently unable to determine when travel-related restrictions and conditions will be further lifted. Measures that have been lifted or are expected to be lifted may be reintroduced if there are adverse developments in the COVID-19 situation. Moreover, once travel advisories and restrictions are fully lifted, demand for casino resorts may remain weak for a significant length of time and inbound tourism to Macau may be slow to recover. We cannot predict when, or even if, operating results at our properties will return to pre-outbreak levels. In particular, consumer behavior related to discretionary spending and traveling, including demand for casino resorts, may be negatively impacted by the adverse changes in the perceived or actual economic climate, including higher unemployment rates, declines in income levels and loss of personal wealth resulting from the impact of the COVID-19 pandemic. In addition, we cannot predict the impact that the COVID-19 pandemic will have on our partners, such as tenants, travel agencies, suppliers and other vendors, which may adversely impact our operations.

Given the uncertainty around the extent and timing of the potential future spread or mitigation of COVID-19 and around the imposition or relaxation of containment measures, the impact on our results of operations, cash flows and financial condition in 2021 and potentially thereafter will be material, but cannot be reasonably estimated at this time. To the extent the COVID-19 pandemic adversely affects our business, operations, financial condition and operating results, it may also have the effect of heightening many of the other risks related to our business, including those relating to our ability to raise capital, our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness, and our ability to comply with the covenants or other restrictions contained in the agreements that govern our indebtedness. In addition, the COVID-19 pandemic has significantly increased global economic and demand uncertainty. Global recovery from the economic fallout of the COVID-19 pandemic could take many years, which could continue to have adversely impact our financial condition and operations.

We are subject to extensive state and local regulation, and licensing and gaming authorities have significant control over our operations. The cost of compliance or failure to comply with such regulations and authorities could have a negative effect on our business.

The operations of our resorts are contingent upon our obtaining and maintaining all necessary licenses, permits, approvals, registrations, findings of suitability, orders and authorizations in the jurisdictions in which our resorts are located. The laws, regulations and ordinances requiring these licenses, permits and other approvals generally relate to the responsibility, financial stability and character of the owners and managers of gaming operations, as well as persons financially interested or involved in gaming operations. The NGC may require the holder of any debt or securities that we, the registered intermediary subsidiaries, or Wynn Las Vegas, LLC issue to file applications, be investigated and be found suitable to own such debt or securities if it has reason to believe that the security ownership would be inconsistent with the declared policies of the State of Nevada.

The Company’s articles of incorporation provide that, to the extent required by the gaming authority making the determination of unsuitability or to the extent the Board of Directors determines, in its sole discretion, that a person is likely to jeopardize the Company’s or any affiliate’s application for, receipt of, approval for, right to the use of, or entitlement to, any gaming license, shares of Wynn Resorts’ capital stock that are owned or controlled by such unsuitable person or its affiliates are subject to redemption by Wynn Resorts. The redemption price may be paid in cash, by promissory note, or both, as required, and pursuant to the terms established by the applicable gaming authority and, if not, as Wynn Resorts elects.

Nevada and Massachusetts regulatory authorities have broad powers to request detailed financial and other information, to limit, condition, suspend or revoke a registration, gaming license or related approvals; approve changes in our operations; and levy fines or require forfeiture of assets for violations of gaming laws or regulations. Complying with gaming laws, regulations and license requirements is costly. Any change in the Nevada and Massachusetts laws, regulations or licenses applicable to our business or a violation of any current or future laws or regulations applicable to our business or gaming licenses could require us to make substantial expenditures and forfeit assets, and would negatively affect our gaming operations.

Failure to adhere to the regulatory and gaming requirements in Macau could result in the revocation of our Macau Operations’ concession or otherwise negatively affect its operations in Macau. Moreover, we are subject to the risk that U.S. regulators may not permit us to conduct operations in Macau in a manner consistent with the way in which we intend, or the applicable U.S. gaming authorities require us, to conduct our operations in the United States.

Each of these regulatory authorities has extensive power to license and oversee the operations of our casino resorts and has taken action and could take action against the Company and its related licensees, including actions that could affect the ability or terms upon which our subsidiaries hold their gaming licenses and concessions, and the suitability of the Company to continue as a stockholder of those affiliates.

Ongoing investigations, litigation and other disputes could distract management and result in negative publicity and additional scrutiny from regulators.

The Company is subject to various claims related to our operations. These foregoing investigations, litigation and other disputes and any additional such matters that may arise in the future, can be expensive and may divert management’s attention from the operations of our businesses. The investigations, litigation and other disputes may also lead to additional scrutiny from regulators, which could lead to investigations relating to, and possibly a negative impact on, the Company’s gaming licenses and the Company’s ability to bid successfully for new gaming market opportunities. In addition, the actions, litigation and publicity could negatively impact our business, reputation and competitive position and could reduce demand for shares of Wynn Resorts and WML and thereby have a negative impact on the trading prices of their respective shares.

We depend on the continued services of key managers and employees. If we do not retain our key personnel or attract and retain other highly skilled employees, our business will suffer.

Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team. Our success depends upon our ability to attract, hire, and retain qualified operating, marketing, financial, and technical personnel in the future. Given the intense competition for qualified management personnel in our industry, we may not be able to hire or retain the required personnel. The loss of key management and operating personnel would likely have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our business is particularly sensitive to reductions in discretionary consumer spending, including as a result of economic downturns or increasing geopolitical tensions.

The global macroeconomic environment is facing significant challenges, including an extended economic downturn, and possibly a global recession, caused primarily by the global COVID-19 pandemic, dampened business sentiment and outlook, the various geopolitical and trade-related tensions. Our financial results have been, and are expected to continue to be, affected by the global and regional economy. Any severe or prolonged slowdown in the global or regional economy may materially and adversely affect our business, results of operations and financial condition.

Recently there have also been heightened tensions in international relations, notably with respect to international trade, including increases in tariffs and company and industry specific restrictions. These issues, in addition to changes in national security policies and geopolitical issues can impact the global and regional economy and impact our business in a negative fashion. Various types of restrictions have been placed by government agencies on targeted industries and companies which could potentially negatively impact the intended subject as well as other companies and persons sharing a common country of operations These types of events have also caused significant volatility in global equity and debt capital markets, which could trigger a severe contraction of liquidity in the global credit markets.

Consumer demand for hotels, casino resorts, trade shows, conventions and for the type of luxury amenities that we offer is particularly sensitive to downturns in the economy, which adversely affect discretionary spending on leisure activities. Because a significant number of our customers come from the PRC, Hong Kong and Taiwan, the economic condition of Macau and its surrounding region, in particular, affects the gaming industry in Macau and our Macau Operations. Changes in discretionary consumer spending or consumer preferences brought about by factors such as perceived or actual general economic conditions, high unemployment, perceived or actual changes in disposable consumer income and wealth, economic recession, changes in consumer confidence in the economy, fears of war and acts of terrorism could reduce customer demand for the luxury amenities and leisure activities we offer and may negatively impact our operating results.

Demand for our products and services may be negatively impacted by strained international relations, economic disruptions, visa and travel restrictions or difficulties, anti-corruption campaigns, restrictions on international money transfers and other policies or campaigns implemented by regional governments.

A significant amount of our gaming revenues is generated from customers arriving from the PRC, Hong Kong and Taiwan. Strained international relations, economic disruption and other similar events could negatively impact the number of visitors to our facilities and the amount they spend. In addition, policies adopted from time to time by governments, including any visa and travel restrictions or difficulties faced by our customers such as restrictions on exit visas for travelers requiring them or restrictions on visitor entry visas for the jurisdictions in which we operate, could disrupt the number of visitors to our properties from those affected places, including from the PRC, Hong Kong and Taiwan. It is not known when, or if, policies restricting visitation by PRC citizens will be put in place and such policies may be adjusted, without notice, in the future. Furthermore, anti-corruption campaigns may influence the behavior of certain of our customers and their spending patterns. Such campaigns, as well as monetary outflow policies have specifically led to tighter monetary transfer regulations in a number of areas. These policies may affect and impact the number of visitors and the amount of money they spend. The overall effect of these campaigns and monetary transfer restrictions may negatively affect our revenues and results of operations.

Our business is particularly sensitive to the willingness of our customers to travel to and spend time at our resorts. Acts or the threat of acts of terrorism, outbreak of infectious disease, regional political events and developments in certain countries could cause severe disruptions in air and other travel and may otherwise negatively impact tourists’ willingness to visit our resorts. Such events or developments could reduce the number of visitors to our facilities, resulting in a material adverse effect on our business and financial condition, results of operations or cash flows.

We are dependent on the willingness of our customers to travel. Only a small amount of our business is and will be generated by local residents. Most of our customers travel to reach our

Las Vegas and Macau properties. Acts of terrorism or concerns over the possibility of such acts may severely disrupt domestic and international travel, which would result in a decrease in customer visits to Las Vegas and Macau, including our properties. Regional conflicts could have a similar effect on domestic and international travel. Disruptions in air or other forms of travel as a result of any terrorist act, outbreak of hostilities, escalation of war or worldwide infectious disease outbreak would have an adverse effect on our business and financial condition, results of operations and cash flows. In addition, governmental action and uncertainty resulting from global political trends and policies of major global economies, including potential barriers to travel, trade and immigration can reduce demand for hospitality products and services, including visitation to our resorts.

Furthermore, the attack in Las Vegas on October 1, 2017 underscores the possibility that large public facilities could become the target of mass shootings or other attacks in the future. The occurrence or the possibility of attacks could cause all or portions of affected properties to be shut down for prolonged periods, resulting in a loss of income; generally reduce travel to affected areas for tourism and business or adversely affect the willingness of customers to stay in or avail themselves of the services of the affected properties; expose us to a risk of monetary claims arising from death, injury or damage to property caused by any such attack; and result in higher costs for security and insurance premiums, all of which could adversely affect our results.

Our continued success depends on our ability to maintain the reputation of our resorts.

Our strategy and integrated resort business model rely on positive perceptions of our resorts and the level of service we provide. Any deterioration in our reputation could have a material adverse effect on our business, results of operations and cash flows. Our reputation could be negatively impacted by our failure to deliver the superior design and customer service for which we are known or by events that are beyond our control. Our reputation may also suffer as a result of negative publicity regarding the Company or our resorts, including as a result of social media reports, regardless of the accuracy of such publicity. The continued expansion of media and social media formats has compounded the potential scope of negative publicity and has made it more difficult to control and effectively manage negative publicity.

We are entirely dependent on a limited number of resorts for all of our cash flow, which subjects us to greater risks than a gaming company with more operating properties.

We are currently entirely dependent upon our Macau Operations, Las Vegas Operations and Encore Boston Harbor for all of our operating cash flow. As a result, we are subject to a greater degree of risk than a gaming company with more operating properties or greater geographic diversification. The risks to which we have a greater degree of exposure include changes in local economic and competitive conditions; changes in local and state governmental laws and regulations, including gaming laws and regulations, and the way in which those laws and regulations are applied; natural and other disasters, including the outbreak of infectious diseases; an increase in the cost of maintaining our properties; a decline in the number of visitors to Las Vegas, Macau or Boston; and a decrease in gaming and non-casino activities at our resorts. Any of these factors could negatively affect our results of operations and our ability to generate sufficient cash flow to make payments or maintain our covenants with respect to our debt.

We are a parent company and our primary source of cash is and will be distributions from our subsidiaries.

We are a parent company with limited business operations of our own. Our main asset is the capital stock of our subsidiaries. We conduct most of our business operations through our direct and indirect subsidiaries. Accordingly, our primary sources of cash are dividends and distributions with respect to our ownership interests in our subsidiaries that are derived from the earnings and cash flow generated by our operating properties. Our subsidiaries might not generate sufficient earnings and cash flow to pay dividends or distributions in the future. For example, if the Coronavirus outbreak continues to interrupt our gaming operations or visitation to Macau or if the outbreak escalates, it may have a material adverse effect on our subsidiaries’ results of operations and their ability to pay dividends or distributions to us.

Our subsidiaries’ payments to us will be contingent upon their earnings and upon other business considerations. In addition, our subsidiaries’ debt instruments and other agreements limit or prohibit certain payments of dividends or other distributions to us. We expect that future debt instruments for the financing of our other developments will contain similar restrictions. An inability of our subsidiaries to pay us dividends and distributions would have a significant negative effect on our liquidity.

Our casino, hotel, convention and other facilities face intense competition, which may increase in the future.

General.    The casino/hotel industry is highly competitive. Increased competition could result in a loss of customers, which may negatively affect our cash flows and results of operations.

Macau Operations.    There are three gaming concessions and three subconcessions authorized by the Macau government for the operation of casinos in Macau, of which the concession we hold is one. The Macau government has had the ability to grant additional gaming concessions since April 2009. If the Macau government were to allow additional competitors to operate in Macau through the grant of additional concessions or subconcessions, we would face additional competition, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Several of the current concessionaires and subconcessionaires have opened facilities in the Cotai area over the past few years, which has significantly increased gaming and non-gaming offerings in Macau, with continued development and further openings in Cotai expected in the near future.

Our Macau Operations face competition from casinos throughout the world, including Singapore, South Korea, the Philippines, Malaysia, Vietnam, Cambodia, Australia, Las Vegas, cruise ships in Asia that offer gaming and other casinos throughout Asia. Additionally, certain other Asian countries and regions have legalized or in the future may legalize gaming, such as Japan, Taiwan and Thailand, which could increase competition for our Macau Operations.

Las Vegas Operations and Encore Boston Harbor.    Our Las Vegas Operations compete with other Las Vegas Strip hotels and with other hotel casinos in Las Vegas on the basis of overall atmosphere, range of amenities, level of service, price, location, entertainment, theme and size, among other factors. Wynn Las Vegas also competes with other casino/hotel facilities in other cities. The proliferation of gaming activities in other areas could significantly harm our business as well. In particular, the legalization or expansion of casino gaming in or near metropolitan areas from which we attract customers could have a negative effect on our business. In addition, new or renovated casinos in Macau or elsewhere in Asia could draw Asian gaming customers away from Wynn Las Vegas. Encore Boston Harbor competes with other casinos in the northeastern United States. Additional competition in the northeast region as a result of the upgrading or expansion of facilities by existing market participants, the entrance of new gaming participants into a market or legislative changes may harm our business. As competing properties and new markets are opened, our operating results may be negatively impacted.

Our business relies on premium customers. We often extend credit, and we may not be able to collect gaming receivables from our credit players or credit play may decrease.

General.    A significant portion of our table games revenue at our resorts is attributable to the play of a limited number of premium customers. The loss or a reduction in the play of the most significant of these customers could have a material adverse effect on our business, financial condition, results of operations and cash flows. Adverse global or regional economic conditions, could reduce the frequency of visits by these customers and revenue generated from them.

We conduct our gaming activities on a credit, as well as a cash, basis. The casino credit we extend is generally unsecured and due on demand. We will extend casino credit to those customers whose level of play and financial resources, in the opinion of management, warrant such an extension. Table games players typically are extended more credit than slot players, and high-value players typically are extended more credit than customers who tend to wager lower amounts. The collectability of receivables from customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. In addition, premium gaming is more volatile than other forms of gaming, and variances in win-loss results attributable to high-value gaming may have a positive or negative impact on cash flow and earnings in a particular quarter.

Macau Operations.    Although the law in Macau permits casino operators to extend credit to gaming customers, our Macau Operations may not be able to collect all of its gaming receivables from its credit players. We expect that our Macau Operations will be able to enforce these obligations only in a limited number of jurisdictions, including Macau. To the extent our gaming customers are visitors from other jurisdictions, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and we may encounter forums that will refuse to enforce such debts. Our inability to collect gaming debts could have a significant negative impact on our operating results.

Currently, the gaming tax in Macau is calculated as a percentage of gross gaming revenue, including the face value of credit instruments issued. The gross gaming revenues calculation in Macau does not include deductions for uncollectible gaming debts. As a result, if we extend credit to our customers in Macau and are unable to collect on the related receivables from them, we remain obligated to pay taxes on our winnings from these customers regardless of whether we collect on the credit instrument.

Las Vegas Operations and Encore Boston Harbor.    While gaming debts evidenced by a credit instrument, including what is commonly referred to as a “marker,” are enforceable under the current laws of Nevada and Massachusetts, and judgments on gaming debts are enforceable in all states of the United States under the Full Faith and Credit Clause of the United States Constitution, other jurisdictions may determine that direct or indirect enforcement of gaming debts is against public policy. Although courts of some foreign nations will enforce gaming debts directly and the assets in the United States of foreign debtors may be used to satisfy a judgment, judgments on gaming debts from U.S. courts are not binding on the courts of many foreign nations. We cannot assure that we will be able to collect the full amount of gaming debts owed to us, even in jurisdictions that enforce them. Changes in economic conditions may make it more difficult to assess creditworthiness and more difficult to collect the full amount of any gaming debt owed to us. Our inability to collect gaming debts could have a significant negative impact on our operating results.

Win rates for our gaming operations depend on a variety of factors, some of which are beyond our control.

The gaming industry is characterized by an element of chance. Win rates are also affected by other factors, including players’ skill and experience, the mix of games played, the financial resources of players, the spread of table limits, the volume of bets played, the amount of time played and undiscovered acts of fraud or cheating. In addition, premium gaming is more volatile than other forms of gaming, and variances in win-loss results attributable to high-end gaming may have a positive or negative impact on cash flow and earnings in a particular quarter. Our gross gaming revenues are mainly derived from the difference between our casino winnings and the casino winnings of our gaming customers. Since there is an inherent element of chance in the gaming industry, we do not have full control over our winnings or the winnings of our gaming customers.

Acts of fraud or cheating through the use of counterfeit chips, covert schemes and other tactics, possibly in collusion with our employees, may be attempted or committed by our gaming customers with the aim of increasing their winnings. Our gaming customers, visitors and employees may also commit crimes such as theft in order to obtain chips not belonging to them. We have taken measures to safeguard our interests including the implementation of systems, processes and technologies to mitigate against these risks, extensive employee training, surveillance, security and investigation operations and adoption of appropriate security features on our chips such as embedded radio frequency identification tags. Despite our efforts, we may not be successful in preventing or detecting such culpable behavior and schemes in a timely manner and the relevant insurance we have obtained may not be sufficient to cover our losses depending on the incident, which could result in losses to our gaming operations and generate negative publicity, both of which could have an adverse effect on our reputation, business, results of operations and cash flows.

Our new projects may not be successful. Construction projects will be subject to development and construction risks, which could have an adverse effect on our financial condition, results of operations or cash flows.

In addition to the construction and regulatory risks associated with our current and future construction projects, we cannot assure you that the level of consumer demand for our casino resorts or for the type of luxury amenities that we will offer will meet our expectations. The operating results of our new projects may be materially different than the operating results of our current integrated resorts due to, among other reasons, differences in consumer and corporate spending and preferences in new geographic areas, increased competition from other markets or other developments that may be beyond our control. In addition, our new projects may be more sensitive to certain risks, including risks associated with downturns in the economy, than the resorts we currently operate. The demands imposed by new developments on our managerial, operational and other resources may impact our operation of our existing resorts. Construction, equipment or staffing problems or difficulties in obtaining any of the requisite licenses, permits and authorizations from regulatory authorities could increase the total cost, delay or prevent the construction or opening or otherwise affect the design and features of our projects. If any of these issues were to occur, it could adversely affect our prospects, financial condition, or results of operations.

We could encounter higher than expected cost increases in the development of our projects.

The projected development costs for our projects reflect our best estimates and the actual development costs may be higher than expected. Contingencies that have been set aside by us to cover potential cost overruns or potential delays may be insufficient to cover the full amount of such overruns or delays. If these contingencies are not sufficient to cover these costs, or if we are not able to recover damages for these delays and contingencies, we may not have the funds required to pay the excess costs and this project may not be completed. Failure to complete this project may negatively affect our financial condition, our results of operations and our ability to pay our debt.

Any violation of applicable Anti-Money Laundering laws, regulations or the Foreign Corrupt Practices Act or sanctions could adversely affect our business, performance, prospects, value, financial condition, and results of operations.

We deal with significant amounts of cash in our operations and are subject to various jurisdictions’ reporting and anti-money laundering laws and regulations. Both U.S. and Macau governmental authorities focus heavily on the gaming industry and compliance with anti-money laundering laws and regulations. From time to time, the Company receives governmental and regulatory inquiries about compliance with such laws and regulations. The Company cooperates with all such inquiries. Any violation of anti-money laundering laws or regulations could adversely affect our business, performance, prospects, value, financial condition, and results of operations.

Further, we have operations, and a significant portion of our revenue is derived outside of the United States. We are therefore subject to regulations imposed by the FCPA and other anti-corruption laws that generally prohibit U.S. companies and their intermediaries from offering, promising, authorizing or making improper payments to foreign government officials for the purpose of obtaining or retaining business. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions as well as other penalties, and the SEC and U.S. Department of Justice have increased their enforcement activities with respect to such laws and regulations. The Office of Foreign Assets Control and the Commerce Department administer and enforce economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations, and individuals. Failure to comply with these laws and regulations could increase our cost of operations, reduce our profits, or otherwise adversely affect our business, financial condition, and results of operations.

Internal control policies and procedures and employee training and compliance programs that we have implemented to deter prohibited practices may not be effective in prohibiting our and our affiliates’ directors, employees, contractors or agents from violating or circumventing our policies and the law. If we or our affiliates, or either of our respective directors, employees or agents fail to comply with applicable laws or Company policies governing our operations, the Company may face investigations, prosecutions and other legal proceedings and actions, which could result in civil penalties, administrative remedies and criminal sanctions. Any such government investigations, prosecutions or other legal proceedings or actions could adversely affect our business, performance, prospects, value, financial condition, and results of operations.

Because we own real property, we are subject to extensive environmental regulation, which creates uncertainty regarding future environmental expenditures and liabilities.

We have incurred costs to comply with environmental requirements, such as those relating to discharges into the air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. Under these and other environmental requirements we may be required to investigate and clean up hazardous or toxic substances or chemical releases at our property. As an owner or operator, we could also be held responsible to a governmental entity or third parties for property damage, personal injury and investigation and cleanup costs incurred by them in connection with any contamination.

These laws typically impose cleanup responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. The liability under those laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of the responsibility. The costs of investigation, remediation or removal of those substances may be substantial, and the presence of those substances, or the failure to remediate a property properly, may impair our ability to use our property. Contamination has been identified at and in the vicinity of our site in Everett, Massachusetts. The ultimate cost of remediating contaminated sites is difficult to accurately predict and we exceeded our initial estimates. We may be required to conduct additional investigations and remediation with respect to this site.

Adverse incidents or adverse publicity concerning our resorts or our corporate responsibilities could harm our brand and reputation and negatively impact our financial results.

Our reputation and the value of our brand, including the perception held by our customers, business partners, other key stakeholders and the communities in which we do business, are important assets. Our business faces increasing scrutiny related to environmental, social and governance activities, and risk of damage to our reputation and the value of our brands if we fail to act responsibly in a number of areas, such as diversity and inclusion, environmental stewardship, supply chain management, sustainability, workplace conduct, human rights, philanthropy, and support for local communities. Any harm to our reputation could have a material adverse effect on our business, results of operations, and cash flows.

Compliance with changing laws and regulations may result in additional expenses and compliance risks.

Changing laws and regulations are creating uncertainty for gaming companies. These changing laws and regulations are subject to varying interpretations in many cases due to their lack of specificity, recent issuance and/or lack of guidance. As a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. In addition, further regulation of casinos, financial institutions and public companies is possible. This could result in continuing uncertainty and higher costs regarding compliance matters. Due to our commitment to maintain high standards of compliance with laws and public disclosure, our efforts to comply with evolving laws, regulations and standards have resulted in and are likely to continue to result in increased general and administrative expense. In addition, we are subject to different parties’ interpretation of our compliance with these new and changing laws and regulations.

We are subject to taxation by various governments and agencies. The rate of taxation could change.

We are subject to taxation by various governments and agencies, both in the U.S. and in Macau. Changes in the laws and regulations related to taxation, including changes in the rates of taxation, the amount of taxes we owe and the time when income is subject to taxation, our ability to claim U.S. foreign tax credits, failure to renew our Macau dividend agreement and Macau income tax exemption on gaming profits and the imposition of foreign withholding taxes could change our overall effective rate of taxation.

System failure, information leakage and the cost of maintaining sufficient cybersecurity could adversely affect our business.

We rely on information technology and other systems (including those maintained by third parties with whom we contract to provide data services) to maintain and transmit large volumes of customer financial information, credit card settlements, credit card funds transmissions, mailing lists and reservations information and other personally identifiable information. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. The systems and processes we have implemented to protect customers, employees and company information are subject to the ever-changing risk of compromised security. These risks include cyber and physical security breaches, system failure, computer viruses, and negligent or intentional misuse by customers, company employees, or employees of third-party vendors. The steps we take to deter and mitigate these risks may not be successful and our insurance coverage for protecting against cybersecurity risks may not be sufficient. Our third-party information system service providers face risks relating to cybersecurity similar to ours, and we do not directly control any of such parties’ information security operations.

Despite the security measures we currently have in place, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, acts of vandalism, phishing attacks, computer viruses, misplaced or lost data, programming or human errors and other events. Cyber-attacks are becoming increasingly more difficult to anticipate and prevent due to their rapidly evolving nature and, as a result, the technology we use to protect our systems from being breached or compromised could become outdated due to advances in computer capabilities or other technological developments.

Any perceived or actual electronic or physical security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential or personally identifiable information, including penetration of our network security, whether by us or by a third party, could disrupt our business, damage our reputation and our relationships with our customers or employees, expose us to risks of litigation, significant fines and penalties and liability, result in the deterioration of our customers’ and employees’ confidence in us, and adversely affect our business, results of operations and financial condition. Since we do not control third-party service providers and cannot guarantee that no electronic or physical computer break-ins and security breaches will occur in the future, any perceived or actual unauthorized disclosure of personally identifiable information regarding our employees, customers or website visitors could harm our reputation and credibility and reduce our ability to attract and retain employees and customers. As these threats develop and grow, we may find it necessary to make significant further investments to protect data and our infrastructure, including the implementation of new computer systems or upgrades to existing systems, deployment of additional personnel and protection-related technologies, engagement of third-party consultants, and training of employees. The occurrence of any of the cyber incidents described above could have a material adverse effect on our business, results of operations and cash flows.

The failure to protect the integrity and security of company employee and customer information could result in damage to reputation and/or subject us to fines, payment of damages, lawsuits or restrictions on our use or transfer of data.

Our business uses and transmits large volumes of employee and customer data, including credit card numbers and other personal information in various information systems that we maintain in areas such as human resources outsourcing, website hosting, and various forms of electronic communications. Our customers and employees have a high expectation that we will adequately protect their personal information. Our collection and use of personal data are governed by privacy laws and regulations, and privacy law is an area that changes often and varies significantly by jurisdiction. For example, the European Union (EU)‘s General Data Protection Regulation (“GDPR”), which became effective in May 2018 and replaced the old data protection laws of each EU member state, requires companies to meet new and more stringent requirements regarding the handling of personal data. The GDPR captures data processing by non-EU firms with no EU establishment as long as firms’ processing relates to “offering goods or services” or the “monitoring” of individuals in the EU. In addition to governmental regulations, there are credit card industry standards or other applicable data security standards we must comply with as well. Compliance with applicable privacy regulations may increase our operating costs and/or adversely impact our ability to market our products, properties and services to our guests. In addition, non-compliance with applicable privacy regulations by us (or in some circumstances non-compliance by third parties engaged by us) or a breach of security on systems storing our data may result in damage of reputation and/or subject us to fines, payment of damages, lawsuits or restrictions on our use or transfer of data. For example, failure to meet the GDPR requirements could result in penalties of up to four percent of worldwide revenue. Any misappropriation of confidential or personally identifiable information gathered, stored or used by us, be it intentional or accidental, could have a material impact on the operation of our business, including severely damaging our reputation and our relationships with our customers, employees and investors.

Our business could suffer if our computer systems and websites are disrupted or cease to operate effectively.

We are dependent on our computer systems to record and process transactions and manage and operate our business, including processing payments, accounting for and reporting financial results, and managing our employees and employee benefit programs. Given the complexity of our business, it is imperative that we maintain uninterrupted operation of our computer hardware and software systems. Despite our preventative efforts, our systems are vulnerable to damage or interruption from, among other things, security breaches, computer viruses, technical malfunctions, inadequate system capacity, power outages, natural disasters, and usage errors by our employees or third-party consultants. If our information technology systems become damaged or otherwise cease to function properly, we may have to make significant investments to repair or replace them. Additionally, confidential or sensitive data related to our customers or employees could be lost or compromised. Any material disruptions in our information technology systems could have a material adverse effect on our business, results of operations, and financial condition.

If a third party successfully challenges our ownership of, or right to use, the Wynn-related trademarks and/or service marks, our business or results of operations could be harmed.

Our intellectual property assets, especially the logo version of “Wynn,” are among our most valuable assets. We have filed applications with the PTO and with various foreign patent and trademark registries including registries in Macau, China, Hong Kong, Singapore, Taiwan, Japan, certain European countries and various other jurisdictions throughout the world, to register a variety of WYNN-related trademarks and service marks in connection with a variety of goods and services. Some of the applications are based upon ongoing use and others are based upon a bona fide intent to use the marks in the future.

A common element of most of these marks is the use of the surname “WYNN.” As a general rule, a surname (or the portion of a mark primarily constituting a surname) is not eligible for registration unless the surname has acquired “secondary meaning.” To date, we have been successful in demonstrating to the PTO such secondary meaning for the Wynn name, in certain of the applications, based upon factors including Mr. Wynn’s historical prominence as a resort developer, but we cannot assure you that we will be successful with the other pending applications.

Federal registrations are not completely dispositive of the right to such marks. Third parties who claim prior rights with respect to similar marks may nonetheless challenge our right to obtain registrations or our use of the marks and seek to overcome the presumptions afforded by such registrations.

Furthermore, due to the increased use of technology in computerized gaming machines and in business operations generally, other forms of intellectual property rights (such as patents and copyrights) are becoming of increased relevance. It is possible that, in the future, third parties might assert superior intellectual property rights or allege that their intellectual property rights cover some aspect of our operations. The defense of such allegations may result in substantial expenses, and, if such claims are successfully prosecuted, may have a material impact on our business. There has been an increase in the international operation of fraudulent online gambling and investment websites attempting to scam and defraud members of the public. Websites offering these or similar activities and opportunities that use our names or similar names or images in likeness to ours, are doing so without our authorization and possibly unlawfully and with criminal intent. If our efforts to cause these sites to be shut down through civil action and by reporting these sites to the appropriate authorities (where applicable) are unsuccessful or not timely completed, these unauthorized activities may continue and harm our reputation and negatively affect our business. Efforts we take to acquire and protect our intellectual property rights against unauthorized use throughout the world may be costly and may not be successful in protecting and preserving the status and value of our intellectual property assets.

Labor actions and other labor problems could negatively impact our operations.

Some of our employees are represented by labor unions. From time to time, we have experienced attempts by labor organizations to organize certain of our non-union employees. These efforts have achieved some success to date. We cannot provide any assurance that we will not experience additional and successful union activity in the future. The impact of any union activity is undetermined and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our insurance coverage may not be adequate to cover all possible losses that we could suffer, including losses resulting from terrorism, and our insurance costs may increase.

We have comprehensive property and liability insurance policies for our properties with coverage features and insured limits that we believe are customary in their breadth and scope. However, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or could result in certain losses being totally uninsured. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future revenue from the property, and we could remain obligated for debt or other financial obligations related to the property.

Market forces beyond our control may limit the scope of the insurance coverage we can obtain in the future or our ability to obtain coverage at reasonable rates. Certain catastrophic losses may be uninsurable or too expensive to justify obtaining insurance. As a result, if we suffer such a catastrophic loss, we may not be successful in obtaining future insurance without increases in cost or decreases in coverage levels. Furthermore, our debt instruments and other material agreements require us to maintain a certain minimum level of insurance. Failure to satisfy these requirements could result in an event of default under these debt instruments or material agreements, which would negatively affect our business and financial condition.

Risks Associated with our Macau Operations

Our Macau Operations may be affected by adverse political and economic conditions.

Our Macau Operations are subject to significant political, economic and social risks inherent in doing business in an emerging market. The future success of our Macau Operations will depend on political and economic conditions in Macau and the PRC. For example, fiscal decline, international relations, and civil, domestic or international unrest in Macau, China or the surrounding region could significantly harm our business, not only by reducing customer demand for casino resorts, but also by increasing the risk of imposition of taxes and exchange controls or other governmental restrictions, laws or regulations that might impede our Macau Operations or our ability to repatriate funds.

Revenues from our Macau gaming operations will end if we cannot secure an extension or renewal of our concession, or a new concession, by June 26, 2022, or if the Macau government exercises its redemption right.

The term of our concession agreement with the Macau government ends on June 26, 2022. Unless the term of our concession agreement is extended or renewed or we receive a new gaming concession or other right to operate gaming at our resorts in Macau, subject to any separate arrangement with the Macau government, all of our gaming operations and related equipment in Macau will be automatically transferred to the Macau government without compensation to us and we will cease to generate any revenues from these operations at the end of the term of our concession agreement. The Macau government has publicly commented that it is studying the process by which concessions and subconcessions may be renewed, extended or issued. Effective since June 2017, the Macau government may redeem our concession agreement by providing us at least one year’s prior notice. In the event the Macau government exercises this redemption right, we are entitled to fair compensation or indemnity based on the amount of revenue generated during the tax year prior to the redemption multiplied by the remaining years under our concession. We are considering various options to place us in a good position for the renewal, extension or concession application process; however, we may not be able to extend our concession agreement or renew our concession or obtain a new concession on terms favorable to us or at all. If our concession is redeemed, the compensation paid to us may not be adequate to compensate us for the loss of future revenues. The redemption of or failure to extend or renew our concession or obtain a new concession would have a material adverse effect on our results of operations.

We compete for limited labor resources in Macau and local policies may also affect our ability to employ imported labor.

The success of our operations in Macau will be affected by our success in hiring and retaining employees. We compete with a large number of casino resorts in Macau for a limited number of qualified employees. In addition, only Macau residents are eligible for the majority of positions within the casino including dealers and other gaming staff. Competition for these individuals in Macau has increased and will continue to increase as other competitors expand their operations. We seek employees from outside Macau to adequately staff our resorts where permitted and certain local policies affect our ability to import labor in certain job classifications. We coordinate with the labor and immigration authorities to ensure our labor needs are satisfied, but cannot be certain that we will be able to recruit and retain a sufficient number of qualified employees for our Macau Operations or that we will be able to obtain required work permits for those employees. If we are unable to obtain, attract, retain and train skilled employees, our ability to adequately manage and staff our existing and planned casino and resort properties in Macau could be impaired, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The smoking control legislation in Macau could have an adverse effect on our business, financial condition, results of operations and cash flows.

Under the Macau Smoking Prevention and Tobacco Control Law, as of January 1, 2019, smoking on casino premises is only permitted in authorized segregated smoking lounges with no gaming activities and such smoking lounges are required to comply with the conditions set out in the regulations. The existing smoking legislation, and any smoking legislation intended to fully ban all smoking in casinos, may deter potential gaming customers who are smokers from frequenting casinos in Macau and disrupt the number of customers visiting or the amount of time visiting customers spend at our property, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Transportation services, infrastructure and related facilities may need to be improved to accommodate the demand of visitors to Macau.

Transportation services, infrastructure and related facilities within Macau and between Macau, Hong Kong and the PRC may need to be improved to accommodate the increased visitation to Macau driven by additional casino projects and attractions that are under construction and to be developed in the future as well as the opening of the Hong Kong-Zhuhai-Macau Bridge which may further strain existing transportation infrastructure. If transportation facilities to and from Macau are inadequate to meet the demands of an increased volume of gaming customers visiting Macau, the desirability of Macau as a gaming destination, as well as the results of operations of our Macau Operations, could be negatively impacted. Furthermore, construction of current and future casino and infrastructure projects, adjacent to our properties could impede access to our properties during construction and development. This may negatively impact the results of our Macau Operations.

Extreme weather conditions may have an adverse impact on our Macau Operations.

Macau’s subtropical climate and location on the South China Sea are subject to extreme weather conditions including typhoons and heavy rainstorms, such as Typhoon Mangkhut in 2018 and Typhoon Hato in 2017. Unfavorable weather conditions could negatively affect the profitability of our resorts and prevent or discourage guests from traveling to Macau. Any flooding, unscheduled interruption in the technology or transportation services or interruption in the supply of public utilities may lead to a shutdown of any of our resorts in Macau. The occurrence and timing of such events cannot be predicted or controlled by us and may have a material adverse effect on our business, financial condition, results of operations, and cash flows.

If our Macau Operations fail to comply with the concession agreement, the Macau government can terminate our concession without compensation to us, which would have a material adverse effect on our business and financial condition.

The Macau government has the right to unilaterally terminate our concession in the event of our material non-compliance with the basic obligations under the concession and applicable

Macau laws. The concession agreement expressly provides a non-exhaustive list of facts and circumstances under which the government of Macau may unilaterally rescind the concession agreement of our Macau Operations, including if it conducts unauthorized games or activities that are excluded from its corporate purpose; suspends gaming operations in Macau for more than seven consecutive days (or more than 14 days in a civil year) without justification; defaults in payment of taxes, premiums, contributions or other required amounts; does not comply with government inspections or supervision; systematically fails to observe its obligations under the concession system; or does not comply with directions issued by the Macau government, in particular the Macau gaming regulator; fails to maintain bank guarantees or bonds satisfactory to the government; is the subject of bankruptcy proceedings or becomes insolvent; engages in serious fraudulent activity, damaging to the public interest; or repeatedly violates applicable gaming laws.

If the government of Macau unilaterally rescinds the concession agreement, our Macau Operations will be required to compensate the government in accordance with applicable law, and the areas defined as casino space under Macau law and all of the gaming equipment pertaining to our gaming operations will be transferred to the government without compensation. The loss of our concession would prohibit us from conducting gaming operations in Macau, which would have a material adverse effect on our business and financial condition.

Certain Nevada gaming laws apply to our Macau Operations’ gaming activities and associations.

Certain Nevada gaming laws also apply to gaming activities and associations in jurisdictions outside the State of Nevada. With respect to our Macau Operations, we and our subsidiaries that must be licensed to conduct gaming operations in Nevada are required to comply with certain reporting requirements concerning gaming activities and associations in Macau conducted by our Macau-related subsidiaries. We and our licensed Nevada subsidiaries also will be subject to disciplinary action by the NGC if our Macau-related subsidiaries knowingly violate any Macau laws relating to their Macau gaming operations; fail to conduct our Macau Operations in accordance with the standards of honesty and integrity required of Nevada gaming operations; engage in any activity or enter into any association that is unsuitable for us because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to Nevada gaming policies; engage in any activity or enter into any association that interferes with the ability of the State of Nevada to collect gaming taxes and fees; or employ, contract with or associate with any person in the foreign gaming operation who has been denied a license or a finding of suitability in Nevada on the ground of unsuitability, or who has been found guilty of cheating at gambling. Such disciplinary action could include suspension, conditioning, limitation or revocation of the registration, licenses or approvals held by us and our licensed Nevada subsidiaries, including Wynn Las Vegas, LLC, and the imposition of substantial fines.

In addition, if the Nevada Gaming Control Board determines that any actual or intended activities or associations of our Macau-related subsidiaries may be prohibited pursuant to one or more of the standards described above, the Nevada Gaming Control Board can require us and our licensed Nevada subsidiaries to file an application with the NGC for a finding of suitability of the activity or association. If the NGC finds that the activity or association in Macau is unsuitable or prohibited, our Macau-related subsidiaries will either be required to terminate the activity or association, or will be prohibited from undertaking the activity or association. Consequently, should the NGC find that our Macau-related subsidiary’s gaming activities or associations in Macau are unsuitable, those subsidiaries may be prohibited from undertaking their planned gaming activities or associations in Macau, or be required to divest their investment in Macau, possibly on unfavorable terms.

We depend upon gaming promoters for a significant portion of our gaming revenue. If we are unable to maintain, or develop additional, successful relationships with reputable gaming promoters, our ability to maintain or grow our gaming revenues could be adversely affected.

A significant portion of our gaming revenue in Macau is generated by clientele of our gaming promoters. There is intense competition among casino operators in Macau for services provided by gaming promoters. We anticipate that this competition will further intensify as additional casinos open in Macau. If we are unable to maintain, or develop additional, successful relationships with reputable gaming promoters, or lose a significant number of our gaming promoters to our competitors, our ability to maintain or grow our gaming revenues will be adversely affected and we will have to seek alternative ways of developing relationships with premium customers. In addition, if our gaming promoters are unable to develop or maintain relationships with premium customers, our ability to maintain or grow our gaming revenues will be hampered.

The financial resources of our gaming promoters may be insufficient to allow them to continue doing business in Macau which could adversely affect our business and financial condition. Our gaming promoters may experience difficulty in attracting customers.

Economic and regulatory factors in the region may cause our gaming promoters to experience difficulties in their Macau operations, including intensified competition in attracting customers to come to Macau. Further, gaming promoters may face a decrease in liquidity, limiting their ability to grant credit to their customers, and difficulties in collecting credit they extended previously. The inability to attract sufficient customers, grant credit and collect amounts due in a timely manner may negatively affect our gaming promoters’ operations, causing gaming promoters to wind up or liquidate their operations or resulting in some of our gaming promoters leaving Macau. Current and any future difficulties could have an adverse impact on our results of operations.

Increased competition for the services of gaming promoters may require us to pay increased commission rates to gaming promoters.

Certain gaming promoters have significant leverage and bargaining strength in negotiating operational agreements with casino operators. This leverage could result in gaming promoters negotiating changes to our operational agreements, including higher commissions, or the loss of business to a competitor or the loss of certain relationships with gaming promoters. If we need to increase our commission rates or otherwise change our practices with respect to gaming promoters due to competitive forces, our results of operations could be adversely affected.

Failure by the gaming promoters with whom we work to comply with Macau gaming laws and high standards of probity and integrity might affect our reputation and ability to comply with the requirements of our concession, Macau gaming laws and other gaming licenses.

The reputations and probity of the gaming promoters with whom we work are important to our own reputation and to our ability to operate in compliance with our concession, Macau gaming laws and other gaming licenses. We conduct periodic reviews of the probity and compliance programs of our gaming promoters. However, we are not able to control our gaming promoters’ compliance with these high standards of probity and integrity, and our gaming promoters may violate provisions in their contracts with us designed to ensure such compliance. In addition, if we enter into a new business relationship with a gaming promoter whose probity is in doubt, this may be considered by regulators or investors to reflect negatively on our own probity. If our gaming promoters are unable to maintain required standards of probity and integrity, we may face consequences from gaming regulators with authority over our operations. Furthermore, if any of our gaming promoters violate the Macau gaming laws while on our premises, the Macau government may, in its discretion, take enforcement action against us, the gaming promoter, or each concurrently, and we may be sanctioned and our reputation could be harmed. If our gaming promoters are unable to maintain required standards of probity and integrity, we may face adverse consequences from gaming regulators with authority over our operations.

Unfavorable changes in currency exchange rates may increase our Macau Operations’ obligations under the concession agreement and cause fluctuations in the value of our investment in Macau.

The currency delineated in our Macau Operations’ concession agreement with the government of Macau is the Macau pataca. The Macau pataca is linked to the Hong Kong dollar, and the two are often used interchangeably in Macau. The Hong Kong dollar is linked to the U.S. dollar and the exchange rate between these two currencies has remained relatively stable over the past several years.

If the Hong Kong dollar and the Macau pataca are no longer linked to the U.S. dollar, the exchange rate for these currencies may severely fluctuate. The current rate of exchange fixed by the applicable monetary authorities for these currencies may also change.

Many of our Macau Operations’ payment and expenditure obligations are in Macau patacas. We expect that most of the revenues for any casino that we operate in Macau will be in Hong Kong dollars. As a result, we are subject to foreign exchange risk with respect to the exchange rate between Macau patacas and Hong Kong dollars and the Hong Kong dollar and the U.S. dollar. Because certain debt obligations of our Macau-related entities have incurred U.S. dollar-denominated debt, fluctuations in the exchange rates of the Macau pataca or the Hong Kong dollar, in relation to the U.S. dollar, could have adverse effects on our results of operations, financial condition and ability to service our debt.

Currency exchange controls and currency export restrictions could negatively impact our Macau Operations.

Currency exchange controls and restrictions on the export of currency by certain countries may negatively impact the success of our Macau Operations. For example, there are currently existing currency exchange controls and restrictions on the export of the renminbi, the currency of the PRC. Restrictions on the export of the renminbi may impede the flow of gaming customers from the PRC to Macau, inhibit the growth of gaming in Macau and negatively impact our Macau Operations.

Our Macau subsidiaries’ indebtedness is secured by a substantial portion of their assets.

Subject to applicable laws, including gaming laws, and certain agreed upon exceptions, our Macau subsidiaries’ debt is secured by liens on substantially all of their assets. In the event of a default by such subsidiaries under their financing documents, or if such subsidiaries experience insolvency, liquidation, dissolution or reorganization, the holders of such secured debt would first be entitled to payment from their collateral security, and then would the holders of our Macau subsidiaries’ unsecured debt be entitled to payment from their remaining assets, and only then would we, as a holder of capital stock, be entitled to distribution of any remaining assets.

Conflicts of interest may arise because certain of our directors and officers are also directors of Wynn Macau, Limited.

Wynn Macau, Limited, an indirect majority owned subsidiary of Wynn Resorts and the developer, owner and operator of Wynn Macau and Wynn Palace, listed its ordinary shares of common stock on The Stock Exchange of Hong Kong Limited in October 2009. As of December 31, 2020, Wynn Resorts owns approximately 72% of Wynn Macau, Limited’s ordinary shares of common stock. As a result of Wynn Macau, Limited having stockholders who are not affiliated with us, we and certain of our officers and directors who also serve as officers and/or directors of Wynn Macau, Limited may have conflicting fiduciary obligations to our stockholders and to the minority stockholders of Wynn Macau, Limited. Decisions that could have different implications for Wynn Resorts and Wynn Macau, Limited, including contractual arrangements that we have entered into or may in the future enter into with Wynn Macau, Limited, may give rise to the appearance of a potential conflict of interest.

The Macau government has established a maximum number of gaming tables that can be operated in Macau and has limited the number of new gaming tables at new gaming areas in Macau.

As of December 31, 2020, we had a total of 323 table games at Wynn Palace and 331 at Wynn Macau. The mix of table games in operation at Wynn Palace and Wynn Macau changes from time to time as a result of marketing and operating strategies in response to changing market demand and industry competition. Failure to shift the mix of our table games in anticipation of market demands and industry trends may negatively impact our operating results.

Risks Related to Share Ownership and Stockholder Matters

Our largest stockholders are able to exert significant influence over our operations and future direction.

As of December 31, 2020, Elaine P. Wynn owned approximately 9% of our outstanding common stock. As a result, Elaine P. Wynn may be able to exert significant influence over all matters requiring our stockholders’ approval, including the approval of significant corporate transactions. On August 3, 2018, we entered into a Cooperation Agreement (the “Cooperation Agreement”) with Elaine P. Wynn regarding the composition of the Company’s Board of Directors and certain other matters, including, among other things, the appointment of Mr. Philip G. Satre to the Company’s Board of Directors, standstill restrictions, releases, non-disparagement and reimbursement of expenses. The term of the Cooperation Agreement expires on the later of (i) the date that Phil Satre no longer serves as Chair of the Board and (ii) the day after the conclusion of the 2020 annual meeting of the Company’s stockholders, unless earlier terminated pursuant to the circumstances described in the Cooperation Agreement.

Our stock price may be volatile.

The trading price of our common stock has been and may continue to be subject to wide fluctuations. Our stock price may fluctuate in response to a number of events and factors, such as general United States, China, and world economic and financial conditions, our own quarterly variations in operating results, increased competition, changes in financial estimates and recommendations by securities analysts, changes in applicable laws or regulations, and changes affecting the travel industry, and other events impacting our business. The stock market in general, and prices for companies in our industry in particular, has experienced extreme volatility that may be unrelated to the operating performance of a particular company. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

The future issuance or sales of our shares of Common Stock, or the perception that these sales may occur, could cause the market price of our shares of Common Stock to decline.

Sales of substantial amounts of our shares of Common Stock in the public market, or the perception that these sales may occur, as well as the issuance, or the conversion of all or a portion, of shares of Common Stock, convertible preferred stock or convertible or exchangeable debt securities, could cause the market price of our shares of Common Stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. The market price of our shares of Common Stock could decline as a result of future sales of shares of Common Stock, convertible preferred shares or convertible or exchangeable notes by us or sales by directors, executive officers or shareholders after this offering. We cannot predict the size of future issuances of our shares of Common Stock, convertible preferred shares or convertible notes or the effect, if any, that future sales and issuances of shares of Common Stock would have on the market price of our shares of Common Stock.

Subject to certain important exceptions, we, our directors and Section 16 officers have agreed not to offer to sell, or agree to sell, directly or indirectly, any shares of Common Stock without the permission of Deutsche Bank Securities Inc, Goldman Sachs & Co. LLC and BofA Securities, Inc., for a period of 45 days from the date of this prospectus supplement. When the lock-up period expires, we, our directors and Section 16 officers will be able to sell shares of Common Stock or any securities convertible or exercisable or exchangeable for shares in the public market. In addition, Deutsche Bank Securities Inc. and Goldman Sachs & Co. LLC may release all or some portion of the shares of Common Stock subject to lock-up agreements prior to expiration of the lock-up period. Sales of a substantial number of such shares of Common Stock upon expiration, or early release of, or pursuant to an exception under, the lock-up period, or the perception that such sales may occur, could cause our share price to decline or make it more difficult for holders of our shares of Common Stock to sell such shares at a time and price they deem appropriate.

You may experience future dilution as a result of future equity issuances.

In the future, we may sell additional shares of Common Stock to raise capital or acquire interests in other companies by using shares of Common Stock or a combination of cash and shares. These events may dilute your ownership interest and have an adverse impact on the price of the shares of Common Stock. In addition, substantial numbers of shares of Common Stock are reserved for issuance upon the exercise of outstanding equity awards. Furthermore, sales of a substantial amount of shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock in the public market or the perception that these sales or conversions may occur, could reduce the market price of the shares of Common Stock. This could also impair our ability to raise additional capital through the sale of our securities. No prediction can be made as to the effect, if any, that future sales or issuance of shares of Common Stock or other equity or equity-linked securities will have on the trading price of shares.

Non-U.S. holders may be subject to U.S. federal income tax and/or withholding tax if we are treated as a United States real property holding corporation.

A non-U.S. holder of our Common Stock may be subject to U.S. federal income and/or withholding tax if we are treated as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes. Although there can be no assurance in this regard, we believe we are not currently a USRPHC and we currently do not anticipate becoming a USRPHC in the future. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and other business assets, there can be no assurance that we are not or will not become a USRPHC. As a result, non-U.S. holders of our Common Stock may be subject to U.S. federal income or withholding tax, or both, in respect of payments in connection with a sale or other taxable disposition of Common Stock or in the case of certain distributions. Non-U.S. holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences of acquiring, owning, and disposing of our Common Stock. See the discussion under the heading “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders”.

Risks Related to our Indebtedness

We are highly leveraged and future cash flow may not be sufficient for us to meet our obligations, and we might have difficulty obtaining more financing.

We have a substantial amount of consolidated debt in relation to our equity. As of December 31, 2020, we had total outstanding debt of approximately $13.15 billion, which includes a portion of the funds we expect to need for the development and construction of our current projects. We may, however, incur additional indebtedness in connection with the construction of these projects. In addition, we are permitted to incur additional indebtedness if certain conditions are met, including conditions under our Wynn Macau Credit Facilities, our WRF Credit Facilities, and our indentures in connection with other future potential development plans.

Failure to meet our payment obligations or other obligations could result in acceleration of our indebtedness, foreclosure upon our assets that serve as collateral or bankruptcy and trigger cross defaults under other agreements. Servicing our indebtedness requires a substantial portion of our cash flow from our operations and reduces the amount of available cash, if any, to fund working capital and other cash requirements or pay for other capital expenditures. We may not be able to obtain additional financing, if needed. The applicable rates with respect to a portion of the interest we pay will fluctuate with market rates and, accordingly, our interest expense will increase if market interest rates increase.

The interest rates of certain of our credit agreements are tied to the London Interbank Offered Rate, or LIBOR. In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. If LIBOR ceases to exist, we may need to renegotiate any of our credit agreements extending beyond 2021 that utilize LIBOR as a factor in determining the interest rate to replace LIBOR with the new standard that is established. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. As such, the potential effect of any such event could have on our business and financial condition cannot yet be determined.

Under the terms of the documents governing our debt facilities, subject to certain limitations, we are permitted to incur indebtedness. If we incur additional indebtedness, the risks described above will be exacerbated.

The agreements governing our debt facilities contain certain covenants that restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions.

Some of our debt facilities require us to satisfy various financial covenants, which include requirements for minimum interest coverage ratios and leverage ratios pertaining to total debt to earnings before interest, tax, depreciation and amortization and a minimum earnings before interest, tax, depreciation and amortization. Future indebtedness or other contracts could contain covenants more restrictive than those contained in our existing debt facilities.

The agreements governing our debt facilities also contain restrictions on our ability to engage in certain transactions and may limit our ability to respond to changing business and economic conditions. These restrictions include, among other things, limitations on our ability and the ability of our restricted subsidiaries to pay dividends or distributions or repurchase equity; incur additional debt; make investments; create liens on assets to secure debt; enter into transactions with affiliates; issue stock of, or member’s interests in, subsidiaries; enter into sale-leaseback transactions; engage in other businesses; merge or consolidate with another company; undergo a change of control; transfer, sell or otherwise dispose of assets; issue disqualified stock; create dividend and other payment restrictions affecting subsidiaries; and designate restricted and unrestricted subsidiaries.

Our ability to comply with the terms of our outstanding facilities may be affected by general economic conditions, industry conditions and other events outside of our control. As a result, we may not be able to maintain compliance with these covenants. If our properties’ operations fail to generate adequate cash flow, we may violate those covenants, causing a default under our agreements, which would materially and adversely affect our operating results and our financial condition or result in our lenders or holders of our debt taking action to enforce their security interests in our various assets or cause all outstanding amounts to be due and payable immediately.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $630.6 million (or $725.2 million if the underwriters exercise their option to purchase additional shares of Common Stock in full), based on an assumed public offering price of $116.99 per share, which is the last reported sale price of our common stock on Nasdaq on February 5, 2021, after deducting underwriting discounts, and excluding estimated offering expenses payable by us. We intend to use such net proceeds of this offering for general corporate purposes. General corporate purposes may include capital expenditures, additions to working capital, investments in our subsidiaries, and repayment of indebtedness, among other things. Net proceeds may be temporarily invested prior to use.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization, on a consolidated basis, as of September 30, 2020:

•	on an actual basis; and

•

on an adjusted basis after giving effect to the sale of 5,500,000 shares of Common Stock in this offering, at an assumed public offering price of $116.99 per share, which is the last reported sale price of our common stock on Nasdaq on February 5, 2021, after deducting underwriting discounts, but before estimated offering expenses payable by us.

The following data in the table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in our Q3 2020 10-Q incorporated by reference in this prospectus supplement as well as “Summary—Recent Developments.”

	Actual	As Adjusted
Cash and cash equivalents(1)	$3,554,895	$4,185,471

Long-term debt, including current portion:
US and Corporate Related:
Wynn Resorts Finance Credit Facilities(2)
Senior Term Loan Facility	$950,000	$950,000
Senior Revolving Credit Facility	816,000	816,000
4.250% Senior Notes due 2023 of Wynn Las Vegas	500,000	500,000
5.500% Senior Notes due 2025 of Wynn Las Vegas	1,780,000	1,780,000
5.250% Senior Notes due 2027 of Wynn Las Vegas	880,000	880,000
5.125% Senior Notes due 2029 of Wynn Resorts Finance	750,000	750,000
7.750% Senior Notes due 2025 of Wynn Resorts Finance	600,000	600,000
Retail Term Loan(3)	615,000	615,000
Macau Related:
Wynn Macau Credit Facilities(4)
Senior Term Loan Facility(5)	1,306,974	1,306,974
Senior Revolving Credit Facility(6)	751,073	751,073
4.875% Senior Notes due 2024 of Wynn Macau	600,000	600,000
5.500% Senior Notes due 2026 of Wynn Macau	1,000,000	1,000,000
5.500% Senior Notes due 2027 of Wynn Macau	750,000	750,000
5.125% Senior Notes due 2029 of Wynn Macau	1,000,000	1,000,000
5.625% Senior Notes due 2028 of Wynn Macau(7)	600,000	600,000
Less: Unamortized debt issuance costs and original issue discounts and premium, net	(109,457)	(109,457)

Total long-term debt, including current portion	$12,789,590	$12,789,590
Stockholders’ equity (deficit):
Total stockholders’ equity (deficit) attributable to Wynn Resorts, Limited	$(128,703)	$501,873
Noncontrolling interests	(417,928)	(417,928)

Total stockholders’ equity (deficit)	$(546,631)	$83,945

Total capitalization:	$12,242,959	$12,873,535

(1)	As adjusted basis assumes $630.6 million of net proceeds from this offering and does not give effect to payment of fees and expenses in connection with this offering.

(2)

Our U.S. credit facilities consist of a $1.0 billion first lien term loan facility (the “WRF Term Loan Facility”) and a $850 million first lien revolving credit facility (the “WRF Revolving Credit Facility” and together with the WRF Term Loan Facility, the “WRF Credit Facilities”), under which Wynn Resorts Finance, LLC (“Wynn Resorts Finance”), an indirect wholly owned subsidiary of the Company, is the borrower. The WRF Credit Facilities bear interest at a rate of LIBOR plus 1.75% per year. As of September 30, 2020 and December 31, 2020, the weighted average interest rate was approximately 1.90%. As of December 31, 2020, the balance of the WRF Term Loan Facility was $937.5 million. Additionally, as of December 31, 2020, the available borrowing capacity under the WRF Revolving Credit Facility was $117.9 million, net of $16.1 million in outstanding letters of credit.

(3)

Our retail term loan facility consists of $615 million term loan facility (the “Retail Term Loan”). The borrowers are Wynn/CA Plaza Property Owner, LLC and Wynn/CA Property Owner, LLC, each a subsidiary of the Retail Joint Venture. The Retail Term Loan bears interest at a rate of LIBOR plus 1.70% per year. As of September 30, 2020 and December 31, 2020, the effective interest rate was 2.70%.

(4)

Our Macau credit facilities include a $2.30 billion equivalent fully funded senior secured term loan facility (the “Wynn Macau Senior Term Loan Facility”) and a $750 million equivalent senior secured revolving credit facility (the “Wynn Macau Senior Revolving Credit Facility” and, together with the Wynn Macau Senior Term Loan Facility, the “Wynn Macau Credit Facilities”). The borrower is Wynn Macau SA, an indirect wholly owned subsidiary of WML, and borrowings consist of both United States dollar and Hong Kong dollar tranches. The borrowings under the Wynn Macau Credit Facilities bear interest at LIBOR or HIBOR plus a margin of 1.50% to 2.25% per annum based on Wynn Resorts Macau S.A.’s leverage ratio.

(5)

As of September 30, 2020, approximately $739.2 million and $567.8 million of the Wynn Macau Senior Term Loan Facility bore interest at a rate of LIBOR plus 2.125% per year and HIBOR plus 2.125% per year, respectively. As of September 30, 2020, the weighted average interest rate was approximately 2.42%. As of December 31, 2020, the balance of the Wynn Macau Senior Term Loan Facility was $1.27 billion and approximately $717.3 million and $550.8 million of the Wynn Macau Senior Term Loan Facility bore interest at a rate of LIBOR plus 2.25% per year and HIBOR plus 2.25% per year, respectively. As of December 31, 2020, the weighted average interest rate was approximately 2.41%.

(6)

As of September 30, 2020, approximately $427.0 million and $324.1 million of the Wynn Macau Revolving Credit Facility bore interest at a rate of LIBOR plus 2.125% per year and HIBOR plus 2.125% per year, respectively. As of September 30, 2020, the weighted average interest rate was approximately 2.39%. As of December 31, 2020, approximately $231.7 million and $175.7 million of the Wynn Macau Revolving Credit Facility bore interest at a rate of LIBOR plus 2.25% per year and HIBOR plus 2.25% per year, respectively. As of December 31, 2020, the weighted average interest rate was approximately 2.44%. As of December 31, 2020, the balance of the Wynn Macau Senior Revolving Credit Facility was $407.4 million. As of December 31, 2020, the available borrowing capacity under the Wynn Macau Senior Revolving Credit Facility was $343.5 million.

(7)	On December 22, 2020, WML issued an additional $750.0 million of its 5.625% Senior Notes due 2028.

DIVIDEND POLICY

During the first quarter of 2020, we paid a cash dividend of $1.00 per share of Common Stock. During the first quarter of 2019, the Company paid a cash dividend per share of Common Stock of $0.75 per share and $1.00 per share for the three subsequent quarters, for annual cash dividends of $3.75 per share in 2019.

In May 2020, the Company announced that it had suspended its quarterly dividend program due to the financial impact of the COVID-19 pandemic. The Company currently intends to retain all available funds and any future earnings for use in the operation of its business, and therefore the Company does not currently expect to pay any cash dividends on shares of Common Stock. Any future determination to pay dividends to holders of shares of Common Stock will be at the discretion of the board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, restrictions in debt agreements and lease agreements and other factors that our board of directors deems relevant.

Wynn Resorts is a holding company and, as a result, its ability to pay dividends is highly dependent on its ability to obtain funds and its subsidiaries’ ability to provide funds to it. Restrictions imposed by our subsidiaries’ debt instruments significantly restrict certain key subsidiaries from making dividends or distributions to Wynn Resorts.

DESCRIPTION OF OUR COMMON STOCK

You should consider the description of our Common Stock as set forth in Exhibit 4.2 to our 2019 10-K.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Common Stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential U.S. federal income tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. Non-U.S. Holders are urged to consult their tax advisors about the potential significant estate tax consequences with respect to investment in our Common Stock.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Common Stock.

This discussion is limited to Non-U.S. Holders that hold our Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or the requirements of Section 451 of the Code with respect to conforming the timing of income accruals to financial statements. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt entities or governmental organizations;

•	persons deemed to sell our Common Stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•

persons subject to special U.S. federal income tax accounting rules as a result of any item of gross income with respect to the Common Stock being taken into account in an applicable financial statement;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” within the meaning of Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships considering an investment in our Common Stock and the partners in such partnerships are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS (OR OTHER U.S. FEDERAL TAX LAWS) OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Common Stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701 (a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described under “Dividend Policy” in this prospectus, we do not expect to make any distributions for the foreseeable future. If we make distributions of cash or property on our Common Stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Common Stock (determined separately for each share), but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to the applicable withholding agent a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above, unless an applicable income tax treaty provides otherwise. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or other applicable form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Unless an applicable income tax treaty provides otherwise, any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such Non-U.S. Holder’s effectively connected earnings and profits, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

In addition, if we are a USRPHC (as discussed below) and any distribution on our Common Stock exceeds our current and accumulated earnings and profits, the applicable withholding agent will need to choose to satisfy the withholding requirements either by treating the entire distribution as a dividend, subject to U.S. federal withholding tax at a rate of 30% or a lower applicable treaty rate as described above, provided that a minimum rate of 15% shall apply unless the applicable income tax treaty specifically identifies a lower rate for distributions from a USRPHC, or by treating only the amount of the distribution equal to our reasonable estimate of our current and accumulated earnings and profits as a dividend, with the excess portion of the distribution being subject to withholding at a rate of 15% or such lower rate as may be specified by an applicable income tax treaty. Because we can provide no assurance that we are not a USRPHC (as described below), an applicable withholding agent may apply the rules applicable to distributions by USRPHCs (as described in the preceding sentence).

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized upon the sale or other taxable disposition of our Common Stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States;

•	the Non-U.S. Holder is an individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our Common Stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the specified period (the “Applicable USRPHC Period”).

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates, unless an applicable income tax treaty provides otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such Non-U.S. Holder’s effectively connected earnings and profits, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), and may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, although there can be no assurance in this regard, we believe we currently are not, and currently do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Common Stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, no more than 5% of our Common Stock throughout the Applicable USRPHC Period. If the disposition of our Common Stock were subject to taxation under the rules governing USRPHCs, a Non-U.S. Holder would be required to file a U.S. federal income tax return and generally would be subject to the same treatment as a U.S. holder with respect to such gain. In addition, if we are or become a USRPHC and our Common Stock is not considered to be regularly traded on an established securities market at any time during the Applicable USRPHC Period, a 15% U.S. federal withholding tax would apply to the proceeds paid to a Non-U.S. Holder from a sale or other taxable disposition of our Common Stock.

Non-U.S. Holders are urged to consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Common Stock will not be subject to backup withholding, provided the holder either certifies its non-U.S. status, such as by furnishing to the applicable withholding agent a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other applicable documentation), or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Common Stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld.

Proceeds of the sale or other taxable disposition of our Common Stock generally will be subject to information reporting and possible backup withholding unless the applicable withholding agent receives the certification of the holder’s non-U.S. status, or the holder otherwise establishes an exemption. However, proceeds of a disposition of our Common Stock conducted through a non-U.S. office of a non-U.S. broker that does not have a specified relationship with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is organized.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities (regardless of whether such institutions or entities receive the payments as a beneficial owner or intermediary). Specifically, a 30% withholding tax may be imposed on dividends on, or, subject to the proposed Treasury Regulations discussed below, gross proceeds from the sale or other disposition of, our Common Stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence, reporting and withholding obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Currently effective, proposed Treasury Regulations have been issued that, when finalized, generally will provide for the repeal of the 30% withholding tax that would have applied to all payments of gross proceeds from the sale or disposition of our Common Stock. In the preamble to the proposed Treasury Regulations, the government provided that taxpayers may rely upon this repeal until the issuance of final Treasury Regulations.

Prospective investors are urged to consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Common Stock

UNDERWRITING

Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC and BofA Securities, Inc. are acting as representatives (the “Representatives”) of each of the underwriters. Subject to the terms and conditions set forth in an underwriting agreement among us and the Representatives, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Common Stock set forth opposite its name below:

Name	Number of shares
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
BofA Securities, Inc.

Total	5,500,000

The underwriters are committed to purchase all the Common Stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “WYNN.”

Underwriting Discounts and Expenses

The Representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $                 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Gross Without Option	Gross With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that our share of the total expenses of this offering, excluding underwriting discounts, will be approximately $                .

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 825,000 additional shares of Common Stock at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our Section 16 officers and directors have agreed not to offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of our Common Stock, or enter into any hedging transaction relating to shares of our Common Stock or other transactions which are designed to result in a disposition of shares of our Common Stock for a period of 45 days after the date of this prospectus supplement without the prior written consent of Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC and BofA Securities, Inc. Such lock-up agreements are subject to certain important exceptions.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Common Stock in the open market for the purpose of preventing or retarding a decline in the market price of the Common Stock while this offering is in progress. These stabilizing transactions may include making short sales of the Common Stock, which involves the sale by the underwriters of a greater number of shares of Common Stock than they are required to purchase in this offering, and purchasing shares of Common Stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of our Common Stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of our Common Stock, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares of our Common Stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Common Stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Common Stock in the open market in stabilizing transactions or to cover short sales, the representatives of the underwriters can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Common Stock or preventing or retarding a decline in the market price of the Common Stock, and, as a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Electronic Distribution

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Selling restrictions

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation (as defined below), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a. to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b. to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

c. in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to prospective investors in the United Kingdom

No shares have been offered or will be offered pursuant to an offer to the public in the United Kingdom except that shares may be offered to the public in the United Kingdom:

(a)	at any time to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(b)

at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation) in the United Kingdom subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	at any time in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”),

provided that no such offer of shares referred to in (a) to (c) above shall require the Issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of UK Prospectus Regulation.

For the purposes of this provision, the expression “an offer to the public” in relation to any shares means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA”) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to prospective investors in Hong Kong

The shares of Common Stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of Common Stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Common Stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to prospective investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Common Stock may not be circulated or distributed, nor may the shares of Common Stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1 A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of Common Stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares of Common Stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares of Common Stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares of Common Stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Notice to prospective investors in Switzerland

This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any prospectus supplement in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus supplement. The securities to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus supplement is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in Canada

The shares of Common Stock may be sold only to purchasers in Canada purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Other relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.

In particular, affiliates of certain of the underwriters are agents and/or lenders under the senior secured credit facilities of our subsidiary Wynn Resorts Finance, LLC and such affiliates may receive a portion of the proceeds of this offering to the extent used to repay loans outstanding under Wynn Resorts Finance, LLC senior secured credit facilities. Furthermore, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Kirkland & Ellis LLP, New York, New York, and for the underwriters by Cahill Gordon & Reindel LLP, New York, New York. Certain matters of Nevada law will be passed upon for us by Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2019, and the effectiveness of our internal control over financial reporting as of December 31, 2019, as set forth in their reports, which are incorporated by reference in this prospectus supplement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

PROSPECTUS

Wynn Resorts, Limited

This prospectus relates to offers and sales to the public from time to time of:

•	shares of our common stock, par value $0.01 per share;

•	shares of our preferred stock, par value $0.01;

•	depositary shares representing preferred stock; and

•	debt securities.

Prospectus supplements will be filed and other offering material may be provided at later dates that will contain specific terms of each offering of our securities.

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “WYNN.” Our principal executive offices are located at 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109 and the telephone number of our principal executive offices is (702) 770-7555.

We urge you to read carefully this prospectus, any accompanying prospectus supplement and any other offering materials filed or provided by us before you make your investment decision. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Investing in our securities involves risks. See “Risk Factors” on page 1.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Neither the Nevada Gaming Commission, the Nevada State Gaming Control Board, nor any other gaming authority has passed upon the adequacy or accuracy of this prospectus or any accompanying prospectus supplement or the investment merits of the securities offered hereby. Any representation to the contrary is unlawful.

The date of this prospectus is November 6, 2019.

Unless the context otherwise requires or unless otherwise specified, all references in this prospectus to “Wynn Resorts,” the “Company,” “we,” “us,” or “our,” or similar terms, refer to Wynn Resorts, Limited, a Nevada corporation, and its consolidated subsidiaries.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, the securities described in this prospectus may be offered and sold to the public in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time securities are offered and sold pursuant to this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

RISK FACTORS

Investing in our securities involves risks. You are urged to read and carefully consider the information under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this prospectus, and in documents we file with the SEC after the date of this prospectus and which are incorporated by reference into this prospectus, as described below under the heading “Incorporation by Reference.” Before making an investment decision, you should carefully consider these risks as well as other information we incorporate by reference into this prospectus. The risks and uncertainties that we have described are not the only ones facing us. The prospectus supplement applicable to each offering of our securities will contain additional information about risks applicable to an investment in us and shares of our securities.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with these requirements file reports, proxy statements and other information with the SEC. The reports, proxy statements and other information that we file with the SEC may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers, like Wynn Resorts, that file electronically with the SEC. Our filings with the SEC also may be accessed through our Internet website at http://www.wynnresorts.com. Our website, and the information contained in, accessible from or connected to our website, shall not be deemed to be incorporated into, or otherwise constitute a part of, this prospectus.

INCORPORATION BY REFERENCE

We are “incorporating by reference” specified documents that we file with the SEC, which means that:

•	incorporated documents, including exhibits and other information not included in this prospectus or a prospectus supplement, are considered part of this prospectus;

•	we are disclosing important business and financial information to you by referring you to those documents; and

•	information that we file in the future with the SEC automatically will update and supersede earlier information contained or incorporated by reference into this prospectus.

We are incorporating by reference into this prospectus the following documents filed with the SEC:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2018;

•	our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2019, June 30, 2019 and September 30, 2019;

•

our current reports on Form 8-K filed on January 29, 2019 (with respect to Item 8.01 only), January 30, 2019 (with respect to Item 8.01 only), May 2, 2019 (with respect to Item 8.01 only), May 9, 2019 (with respect to Item 8.01 only), May 13, 2019, June 4, 2019, August 6, 2019 (with respect to Item 8.01 only), September 12, 2019, September 20, 2019, and November 6, 2019 (with respect to Item 8.01 only);

•

the description of our common stock set forth in our Registration Statement on Form 8-A, filed on October 7, 2002 (File No. 000-50028), including any amendment or reports filed for the purpose of updating the description of our common stock contained therein; and

•

all other documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to termination of the offering of securities offered by this prospectus and any accompanying prospectus supplement.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference into this prospectus.

You should rely only on the information contained or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any additional information. Any statement contained in this prospectus, or a document incorporated or deemed to be incorporated by reference into this prospectus, will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Copies of the documents incorporated by reference into this prospectus are available from us upon request. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into this prospectus, but not delivered with this prospectus, without charge to the requester, upon written or oral request. Exhibits to information incorporated by reference into this prospectus will not be sent, however, unless those exhibits have specifically been incorporated by reference into such information. Requests for such copies should be directed to:

Wynn Resorts, Limited

3131 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702) 770-7555

Attention: Investor Relations

Except as provided above, no other information, including information on our internet site (http://www.wynnresorts.com), is incorporated by reference into this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference into this prospectus, contains forward-looking statements, including, but not limited to, information about our business strategy, development activities, competition and possible or assumed future results of operations. Any statements contained in this prospectus, including the documents incorporated by reference into this prospectus, that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the generality of the foregoing, in some cases you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “would,” “could,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “continue” or the negative of these terms or similar expressions. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by us. These risks and uncertainties include, but are not limited to:

•	controversy and litigation related to Stephen A. Wynn and his separation from the Company;

•	extensive regulation of our business and the cost of compliance or failure to comply with applicable laws and regulations;

•	pending or future claims and legal proceedings, regulatory or enforcement actions or probity investigations;

•	our ability to maintain our gaming licenses and concessions;

•	our dependence on key employees;

•

general global political and economic conditions, in the U.S. and China (including the Chinese government’s ongoing anti-corruption campaign), which may impact levels of travel, leisure and consumer spending;

•	restrictions or conditions on visitation by citizens of the PRC to Macau;

•

the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks;

•	doing business in foreign locations such as Macau;

•	our ability to maintain our customer relationships and collect and enforce gaming receivables;

•	our relationships with Macau gaming promoters;

•	our dependence on a limited number of resorts and locations for all of our cash flow and our subsidiaries’ ability to pay us dividends and distributions;

•	competition in the casino/hotel and resort industries and actions taken by our competitors, including new development and construction activities of competitors;

•

factors affecting the development and success of new gaming and resort properties (including limited labor resources, government labor and gaming policies and transportation infrastructure in Macau; and cost increases, environmental regulation, and our ability to secure necessary permits and approvals in Everett, Massachusetts);

•

construction risks (including disputes with and defaults by contractors and subcontractors; construction, equipment or staffing problems; shortages of materials or skilled labor; environment, health and safety issues; and unanticipated cost increases);

•	legalization and growth of gaming in other jurisdictions;

•	any violations by us of the anti-money laundering laws or Foreign Corrupt Practices Act;

•	changes in gaming laws or regulations;

•	changes in federal, foreign, or state tax laws or the administration of such laws;

•	potential violations of law by Mr. Kazuo Okada, a former stockholder of ours;

•	continued compliance with all provisions in our debt agreements;

•	conditions precedent to funding under our credit facilities;

•	leverage and debt service (including sensitivity to fluctuations in interest rates);

•	cybersecurity risk, including misappropriation of customer information or other breaches of information security;

•	our ability to protect our intellectual property rights; and

•	our current and future insurance coverage levels.

Further information on potential factors that could affect our financial condition, results of operations and business are included in the sections entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018, and our other filings with the SEC. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us. We undertake no obligation to publicly release any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus.

THE COMPANY

We are a designer, developer, owner and operator of destination casino resorts (integrated resorts). In the Macau Special Administrative Region of the People’s Republic of China, we own approximately 72% of Wynn Macau, Limited which includes the operations of the Wynn Palace and Wynn Macau resorts. In Las Vegas, Nevada, we operate and, with the exception of certain retail space, own 100% of Wynn Las Vegas. Additionally, we are a 50.1% owner and managing member of a joint venture that owns and leases certain retail space at Wynn Las Vegas. In Everett, Massachusetts, we own and operate Encore Boston Harbor.

Company Information

Our principal executive offices are located at 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109, telephone (702) 770-7555.

USE OF PROCEEDS

Unless otherwise stated in the applicable prospectus supplement, we intend to use the net proceeds of any securities sold by us for general corporate purposes, including, without limitation, repayment of debt, acquisitions, additions to working capital, capital expenditures, and/or investments in our subsidiaries.

DESCRIPTION OF THE SECURITIES

A description of the specific terms of any common stock, preferred stock, depositary shares or debt securities that may be offered under this prospectus will be set forth in the applicable prospectus supplement relating to those securities. The terms of the offering of the securities, the initial offering price and the net proceeds to us will also be contained in any applicable prospectus supplement or other offering materials relating to such offer. Such materials may also add, update or change information contained in this prospectus.

LEGAL MATTERS

Unless otherwise specified in connection with the particular offering of securities, the validity of any securities issued under this prospectus will be passed upon for us by Kirkland & Ellis LLP, New York, New York, and, with respect to matters of Nevada law, by Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada. Any underwriters will be represented by their own legal counsel.

EXPERTS

The consolidated financial statements and schedule of Wynn Resorts, Limited appearing in Wynn Resorts, Limited’s Annual Report (Form 10-K) for the year ended December 31, 2018, and the effectiveness of Wynn Resorts, Limited’s internal control over financial reporting as of December 31, 2018, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.